Exhibit 2.1

EXECUTION COPY

PURCHASE AND CONTRIBUTION AGREEMENT

by and among

COHEN & COMPANY INC.,

COHEN BROTHERS, LLC,

JVB FINANCIAL HOLDINGS, L.L.C.,

THE SELLERS LISTED ON ANNEX I

and

THE MANAGEMENT EMPLOYEES, AS DEFINED HEREIN

Dated September 14, 2010

Organization and Good Standing; Subsidiaries	43
Capitalization; Equity Consideration	44
Authorization; Binding Obligations	45
Compliance with Securities Laws	45
No Conflicts	45
Public Filings	46
Internal Controls	46
Litigation	47
Material Contracts; Affiliate Transactions	47
Compliance with Requirements of Law	47
Employee and Employment Matters	48
Taxes	48
Absence of Undisclosed Liabilities	49
Absence of Certain Changes	49
Brokers	49
ARTICLE 6 ADDITIONAL COVENANTS OF THE PARTIES	49
Confidentiality	49
Conduct of Business Until Closing	50
Covenant Not To Compete	52
Taxes	53
Employees of the Company	56
Certain Waivers	57
Books and Records	57
Public Announcements	57
Filings and Approvals	57
Exclusivity	58
Further Assurances; Cooperation	58
Notices of Certain Events	59
Integration; Company Directives	59
Appointment of New Parent Director	60
Restrictions on and Registration of Parent Common Stock	60
Rights of First Refusal	60
Termination of Company Options	60
Departing Member Agreement	61
Voting Agreements	61
ARTICLE 7 CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND COHEN BROTHERS	61
Accuracy of Representations and Warranties and Performance of Obligations	61
Consents and Approvals	62
No Litigation or Contrary Judgment	62
No Material Adverse Change	62
Deliveries of Company at Closing	62
Delivery of Agreements with Certain Management Employees	63
Delivery of Employment Agreements	63
Termination of Company Options	63

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Repurchase of the Departing Member Units	63
ARTICLE 8 CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS AND THE COMPANY	63
Accuracy of Representations and Warranties of Parent and Cohen Brothers and Performance of Obligations	63
Consents and Approvals	64
No Litigation or Contrary Judgment	64
No Material Adverse Change	64
Deliveries of Cohen Brothers at Closing	64
ARTICLE 9 INDEMNIFICATION	65
Survival of Representations, Warranties, Covenants and Agreements	65
Indemnification by the Sellers	66
Indemnification by Parent and Cohen Brothers	67
Notice of Claim	67
Right to Contest Claims of Third Persons	67
Limitations on Indemnity	68
Characterization of Indemnity Payments	69
Management Employee Liability and Guarantee	69
ARTICLE 10 TERMINATION	69
Methods of Termination	69
Effect of Termination	70
ARTICLE 11 MISCELLANEOUS PROVISIONS	70
Notice	70
Entire Agreement	71
Amendment and Modification	71
Assignment; Binding Agreement	72
Waiver of Compliance; Consents	72
Expenses	72
Counterparts	72
Severability	72
Governing Law	72
No Third Party Beneficiaries or Other Rights	73
Waiver of Jury Trial	73
Schedules	73
Headings; Interpretation	73
Appointment of Sellers’ Representative	74

iii

PURCHASE AND CONTRIBUTION AGREEMENT

THIS PURCHASE AND CONTRIBUTION AGREEMENT is entered into as of this 14th day of September, 2010, by and among Cohen & Company Inc., a Maryland corporation (“Parent”), Cohen Brothers, LLC, a Delaware limited liability company (“Cohen Brothers”), JVB Financial Holdings, L.L.C., a Florida limited liability company (the “Company”), the members of the Company listed on Annex I attached hereto (collectively, the “Sellers” and each, individually, a “Seller”) and the Mangement Employees (as defined herein). Parent, Cohen Brothers, the Company, the Sellers and the Management Employees are each referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms are defined in Article 1.

RECITALS

A. Cohen Brothers desires to acquire from the Sellers, on the following terms and conditions, all of the equity of the Company;

B. The Sellers desire to sell the Purchased Units to Cohen Brothers on the following terms and conditions;

C. The Management Sellers desire to contribute to Cohen Brothers the Contributed Units on the following terms and conditions; and

D. The Purchased Units together with the Contributed Units comprise all of the issued and outstanding equity of the Company.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants, representations, warranties, conditions, and agreements contained herein and in the Related Agreements, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

The following terms shall have the meanings set forth below in this Article 1.

“Accountant” has the meaning set forth in Section 2.4(b).

“Acquisition Proposal” has the meaning set forth in Section 6.10.

“Additional Closing Cash” means Three Million Eight Hundred Seventy-Two Thousand U.S. Dollars ($3,872,000.00).

“Advisers Act” means the United States Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder by the SEC.

“Affiliate” means with respect to any specified Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Purchase and Contribution Agreement as executed on the date hereof and as amended or supplemented in accordance with the terms hereof, including all Schedules, Annexes and Exhibits hereto.

“Allocation Schedule” has the meaning set forth in Section 2.2(h).

“Alternate Price” has the meaning set forth in Section 2.4(a).

“Approved Distribution” means the distribution of up to Five Million Dollars ($5,000,000) in cash by the Company to the members of record of the Company as of March 30, 2010 prior to the Closing Date.

“Assets” has the meaning set forth in Section 3.10.

“Assignment of Trademarks” means an agreement assigning all right, title and interest in the Company Marks to Cohen Brothers at Closing, in form and substance reasonably satisfactory to Cohen Brothers.

“Business Day” means any day which is not a Saturday, Sunday or legal holiday in the State of New York, U.S.

“Cash Substitution” has the meaning set forth in Section 2.2(b).

“Closing” has the meaning set forth in Section 2.2(g).

“Closing Cash Consideration” has the meaning set forth in Section 2.2(b)(i).

“Closing Date” has the meaning set forth in Section 2.2(g).

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

“Cohen Brothers” has the meaning set forth in the introductory paragraph hereof.

“Cohen Brothers Unit” means a unit of the limited liability company membership interests in Cohen Brothers, subject to vesting as set forth in the Management Employment Agreements.

“Cohen Brothers Operating Agreement” means the Cohen Brothers, LLC Amended and Restated Limited Liability Company Agreement dated December 16, 2009.

“Company” has the meaning set forth in the introductory paragraph hereof.

“Company Audited Financial Information” has the meaning set forth in Section 3.9(a).

“Company Business” means the business of an investment firm specializing in the distribution of fixed income securities to dealers, institutions and advisors, as conducted by the Company and its Subsidiaries on the date hereof.

“Company Business Employee” means collectively the employees of the Company and its Subsidiaries, including, without limitation, the Management Employees, engaged in the Company Business on the date hereof and at any time prior to Closing.

“Company Client” means any Person to which the Company or any of its Subsidiaries provides investment services pursuant to a Company Client Contract, including dealers, institutions and advisors.

“Company Client Contract” means each material Contract pursuant to which the Company or any of its Subsidiaries provides investment services to any Person.

“Company Equity” means any and all shares, units or other equivalents, however designated, of equity participation in the Company, including, but not limited to, the Units and any rights, warrants or options to acquire any equity interest in the Company.

“Company Filings” has the meaning set forth in Section 3.7(i).

“Company Financial Information” has the meaning set forth in Section 3.9(a).

“Company Lease” means any lease, sublease or license, including any amendment with respect thereto, pursuant to which the Company or any of its Subsidiaries uses, leases, subleases, occupies or holds any material Company Leased Real Property in connection with the Company Business.

“Company Leased Real Property” means the real property leased, subleased, occupied and/or licensed by the Company or any Subsidiary of the Company, as tenant, subtenant or licensee in connection with the Company Business, together with, to the extent leased, subleased, occupied and/or licensed in connection with the Company Business by the Company or any Subsidiary of the Company, all buildings and other structures, facilities or improvements currently located thereon, all fixtures thereto, and all easements, licenses, rights and other appurtenances relating to the foregoing.

“Company Licensed Intellectual Property” means the Intellectual Property used in the Company Business that is not Company Owned Intellectual Property, excluding standard, commercially available software licensed via “click-wrap” or “shrink-wrap” license agreements.

“Company Marks” includes any Trademarks that include the term “JVB” or any variation thereof or the JVB design and any other Trademarks owned by the Company or any of its Subsidiaries.

“Company Operating Agreement” means the Regulations and Operating Agreement, dated September 14, 2001, of the Company.

“Company Options” means the right to acquire units of Company Equity, as set forth on Schedule 3.18(b).

“Company Owned Intellectual Property” means the Intellectual Property solely or primarily related to the Company Business that is owned by the Company or any of its Subsidiaries.

“Company Unaudited Financial Information” has the meaning set forth in Section 3.9(a).

“Confidential Information” means any and all information not publicly available or generally available to the industry, which relates to specific matters concerning the Sellers, the Company, the Company Business, Parent, Cohen Brothers, any of their Subsidiaries, or the transactions contemplated by this Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 6.1.

“Consent” means any consent, approval, authorization, waiver, permit, license, grant, agreement, exemption or order of, or registration, declaration or filing with, any Person, including any Governmental Authority, that is required in connection with (a) the execution and delivery by the Sellers, the Company, Parent and Cohen Brothers of this Agreement or any Related Agreement or (b) the consummation by the Sellers, the Company, Parent and Cohen Brothers of the transactions contemplated hereby and thereby.

“Contract” means any written or oral contract, agreement, understanding, lease, indenture, mortgage, deed of trust, evidence of indebtedness, binding commitment or instrument or offer to which a Person or any of its Subsidiaries is a party or by which any of their respective assets or equity interests are bound.

“Contributed Units” means the 7.430 Class A membership units and the 1.857 Class B membership units in the Company to be contributed by the Management Sellers to Cohen Brothers.

“Deductible” has the meaning set forth in Section 9.6(c).

“Departing Member” means Stephen V. DiTursi.

“Departing Member Agreement” means, collectively, that certain Employment Termination Agreement and that certain Membership Interest Redemption Agreement, each by and between the Company and the Departing Member, pursuant to which the Departing Member’s employment with the Company terminates and the Company will repurchase the Departing Member’s Units prior to the Closing.

“Departing Member Units” means the four (4) Class B membership units, owned as of the date hereof by the Departing Member, that are to be repurchased by the Company pursuant to the Departing Member Agreement prior to the Closing.

“Disclosing Party” has the meaning set forth in Section 6.1.

“Effective Time” means the effective time of the Closing, which shall be deemed to be as of 5:00 p.m. Eastern time on the Closing Date.

“Employee Benefit Plan” shall mean any of the following that a specified Person or any ERISA Affiliate of such Person maintains or to which such Person or any ERISA Affiliate of such Person contributes or has any obligation to contribute, or with respect to which such Person or any ERISA Affiliate of such Person has or may have any Liability: (a) a material nonqualified deferred compensation or retirement plan or arrangement, (b) a qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) a qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), (d) an Employee Welfare Benefit Plan or (e) any other plan, fund, arrangement or practice, including, without limitation, health, accident, disability, cafeteria, dependent care, employee assistance, unemployment or life insurance or death benefit plans, funds, arrangement or practices, material fringe benefits or other retirement, severance, bonus, or incentive plans or programs, whether formal or informal and whether legally binding or not.

“Employee Pension Benefit Plan” shall mean an “employee pension benefit plan” within the meaning of ERISA § 3(2) that a specified Person or any ERISA Affiliate of such Person maintains or to which such Person or any ERISA Affiliate of such Person contributes or has any obligation to contribute or with respect to which such Person or any ERISA Affiliate of such Person has or may have any Liability.

“Employee Welfare Benefit Plan” shall mean an “employee welfare benefit plan” within the meaning of ERISA § 3(1) that a specified Person or any ERISA Affiliate of such Person maintains or to which such Person or any ERISA Affiliate of such Person contributes or has any obligation to contribute or with respect to which such Person or any ERISA Affiliate of such Person has or may have any Liability.

“Employment Agreements” has the meaning set forth in Section 7.7.

“Environmental, Health and Safety Requirements” shall mean all federal, state, local and foreign statutes, rules, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including, without limitation, all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now or hereafter in effect.

“Equity Consideration” has the meaning set forth in Section 2.2(d).

“ERISA” means the United States Employee Retirement Income Security Act of 1974 and regulations promulgated thereunder, as amended from time to time.

“ERISA Affiliate” means with respect to any specified Person, any other Person that is or has been treated as a single employer with such specified Person for purposes of Section 414 of the Code.

“Escrow Account” has the meaning set forth in Section 2.2(c).

“Escrow Agent” means The Bank of New York Mellon (operating with the service name BNY Mellon Shareowner Services), a New York banking corporation, or an agent to be mutually agreed to by Parent and Sellers’ Representative.

“Escrow Agreement” means the escrow agreement to be entered into among the Sellers’ Representative, Cohen Brothers and the Escrow Agent relating to the escrow of the Escrow Amount, in substantially the form of Exhibit A hereto.

“Escrow Amount” has the meaning set forth in Section 2.2(c).

“Estimated Closing Date Balance Sheet” has the meaning set forth in Section 2.3.

“Estimated Tangible Net Worth” means the Tangible Net Worth set forth on the Estimated Closing Date Balance Sheet, which is expected to be approximately Four Million Six Hundred Thirty-One Thousand Seventy U.S. Dollars ($4,631,070.00), assuming the Company makes the Approved Distribution and repurchases the Departing Member Units.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder by the SEC.

“Final Tangible Net Worth” has the meaning set forth in Section 2.4(a).

“Final Closing Date Balance Sheet” has the meaning set forth in Section 2.4(a).

“FINRA” means the Financial Industry Regulatory Authority (including any predecessor entity, including without limitation the National Association of Securities Dealers, Inc., as applicable for purposes of the representations and warranties herein).

“GAAP” means the accounting principles generally accepted in the U.S., including as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, and applied consistently throughout the periods involved.

“Governmental Authority” means any federal, national, supranational, state, provincial, local, or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body, including the SEC and any SRO within or outside the U.S.

“HIPAA” shall mean the United States Health Insurance Portability and Accountability Act of 1996, as amended.

“Holdback Amount” has the meaning set forth in Section 2.2(e)(ii).

“Holdback Period” has the meaning set forth in Section 2.2(e)(ii).

“Indebtedness” means, without duplication, (a) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the Ordinary Course), whether or not evidenced by a writing, (b) any other indebtedness that is evidenced by a note, bond, debenture, draft or similar instrument, (c) all obligations under financing or capital leases, (d) all obligations in respect of acceptances issued or created, (e) notes payable and drafts accepted representing extensions of credit, (f) all liabilities secured by any Lien on any property other than Liens relating to equipment leased by a Person not constituting a capital lease, (g) letters of credit and any other agreements relating to the borrowing of money or extension of credit and (h) any guarantee (including by way of a “keep well” or other similar undertaking) of any of the foregoing obligations.

“Indemnified Losses” has the meaning set forth in Section 9.2(a).

“Indemnified Party” has the meaning set forth in Section 9.4.

“Indemnifying Party” has the meaning set forth in Section 9.4.

“Intellectual Property” means any of the following which is material to the Company Business, as applicable: all material patents, patent applications, Trademarks, copyrights, copyright registrations and applications for registration thereof, Internet domain names and universal resource locators (URLs), trade secrets, inventions (whether or not patentable), invention disclosures, moral and economic rights of authors and inventors (however denominated), technical data, customer lists, know-how, show-how, maskworks, formulae, methods (whether or not patentable), designs, processes, procedures, technology, source codes, object codes, computer software programs, databases, data collectors and other proprietary information or material of any type, whether written or unwritten (and all good will associated with, and all derivatives, improvements and refinements of, any of the foregoing).

“Intended Tax Treatment” has the meaning set forth in Section 6.4(g).

“Internal Controls” has the meaning set forth in Section 3.9(c).

“Investor Equity” has the meaning set forth in Section 2.2(b)(iii).

“Investors” means Wendy Sadusky, the Neil S. Subin IRA Rollover, and Michael Feran.

“IRS” means the United States Internal Revenue Service.

“Investment Company Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder by the SEC.

“JVB Financials” has the meaning set forth in Section 3.9(a).

“JVBFI Financials” has the meaning set forth in Section 3.9(a).

“Key Employees” means those persons identified on Annex II hereto.

“Knowledge” or “knowledge” means, with respect to Company, the actual knowledge of the Management Employees, and, with respect to Parent and Cohen Brothers, the actual knowledge of Christopher Ricciardi, Joseph W. Pooler, Jr. and Rachael Fink, which in each case shall be deemed to include the knowledge any such person would have had if he or she had made a reasonable investigation and due inquiry of those persons that such individual would reasonably expect to have actual knowledge of the relevant subject matter. The words “know,” “knowing” and “known” shall be construed accordingly.

“Liability” or “Liabilities” shall mean, as to any Person (which, for purposes of this definition, includes the Subsidiaries of such Person), without duplication, any and all obligations of such Person for borrowed money or with respect to deposits or advances of any kind to such Person, any and all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, including any and all obligations of such Person upon which interest charges are customarily paid, any and all obligations of such Person under conditional sales or other title retention agreements relating to property purchased by such Person, any and all obligations of such Person issued or assumed as the deferred purchase price of property or services, any and all capitalized lease obligations of such Person, any and all obligations secured by any Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby are obligations of, or have been assumed by, such Person, any and all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof), any and all amounts drawn on letters of credit issued on behalf of such Person, any and all obligations of such Person to purchase securities (or other property) which arise out of or in connection with the sale of the same or substantially similar securities or property, any and all guarantees and arrangements having the economic effect of a guarantee of such Person of any indebtedness of any other Person, and any interest accrued relating to debt, and any obligations or other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

“Lien” shall mean any lien (statutory or other), pledge, mortgage, deed of trust, assignment, deposit arrangement, priority, security interest, or other charge or encumbrance of any kind or nature whatsoever (including the interest of a lessor under a capitalized lease having substantially the same economic effect), any conditional sale or other title retention agreement, any lease in the nature thereof and the filing or existence of any financing statement or other similar form of notice under the laws of any jurisdiction or any security agreement authorizing any person to file such a financing statement, whether arising by contract, operation of law or otherwise.

“Losses” has the meaning set forth in Section 9.2(a).

“Management Employment Agreements” has the meaning set forth in Section 2.2(b).

“Management Employees” means Vincent W. Butkevits, James K. Ferry, JoAnn Lukas, Daniel DiGennaro, Daniel Weaver, Michael Jacobs and Stephan G. Burklin.

“Management Equity” has the meaning set forth in Section 2.2(d).

“Management Sellers” means Vincent W. Butkevits III, James K. Ferry, NTC & Co FBO JoAnn Lukas IRA, Daniel DiGennaro, NTC & Co FBO Daniel Weaver IRA, NTC & Co FBO Michael Jacobs IRA and Entrust Administration Services Inc. FBO Stephan Burklin IRA.

“Material Adverse Effect” means:

(a) with respect to the Company and its Subsidiaries, a material adverse effect on the assets, business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole, but shall be deemed not to include (i) disruptions of supplies, acts of terrorism, war, acts of God, or national or international political or social conditions, including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, or (ii) an effect to the extent resulting from the announcement of the execution of this Agreement or the pendency of the transactions contemplated hereby; and

(b) with respect to Parent or Cohen Brothers, a material adverse effect on the assets, business, financial condition or results of operations of Parent and its Subsidiaries taken as a whole, but shall be deemed not to include (i) disruptions of supplies, acts of terrorism, war, acts of God, or national or international political or social conditions, including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, or (ii) an effect to the extent resulting from the announcement of the execution of this Agreement or the pendency of the transactions contemplated hereby.

“Material Company Contract” has the meaning set forth in Section 3.15.

“Multiemployer Plan” shall mean a “multiemployer plan” within the meaning set forth in Section 3(37) or 4001(a)(3) of ERISA to which a specified Person or any ERISA Affiliate of such Person contributes or has any obligation to contribute or with respect to which such Person or any ERISA Affiliate of such Person has or may have any Liability.

“Negotiation Period” has the meaning set forth in Section 2.4(a).

“Non-Competition Period” has the meaning set forth in Section 6.3(a).

“Non-Registered Fund” means any pooled investment vehicle that is not registered as an investment company under the Investment Company Act.

“Order” means an order, writ, injunction, or decree of any court or Governmental Authority.

“Ordinary Course” means, with respect to a Person, only the ordinary course of commercial operations customarily engaged in by such Person consistent with prior practices. For purposes hereof, Ordinary Course shall not include (a) any material violation or material default under any applicable Requirement of Law or (b) any activity which such Person has expressly agreed not to undertake or to allow its Subsidiaries to undertake pursuant to this Agreement.

“Parent” has the meaning set forth in the introductory paragraph hereof.

“Parent Common Stock” means the common stock, par value $0.001 per share, of Parent.

“Parent Equity” means any and all shares, units or other equivalents, however designated, of equity participation in Parent, including, but not limited to, any rights, warrants or options to acquire any equity interest in Parent.

“Parent Indemnified Persons” has the meaning set forth in Section 9.2(a).

“Party” or “Parties” has the meaning set forth in the first paragraph hereof.

“PBGC” means the United States Pension Benefit Guaranty Corporation.

“Pension Plan” means an employee pension benefit plan (within the meaning of ERISA Section 3(2)).

“Permits” means all material licenses, registrations, franchises, permits, certificates, approvals, accreditations, or other similar authorizations.

“Pershing Prices” means market values published at the close of business by Pershing LLC in its “holdings by account type” report.

“Person” means and shall include a natural person, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, an individual retirement account, a joint venture, an unincorporated organization or a governmental entity (or any department, agency or political subdivision thereof).

“Post-Closing Periods” means all taxable periods commencing after the Closing Date and the portion of any Straddle Period commencing after the Closing Date.

“Pre-Closing Periods” means all taxable periods ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Proceeding” has the meaning set forth in Section 3.7(k).

“Prohibited Transaction” shall mean a “prohibited transaction” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA that is not exempt from the provisions of the Code and ERISA otherwise applicable to such “prohibited transactions.”

“Public Filing” shall mean any document filed by Parent with the SEC, as amended, superseded or supplemented by any filing with the SEC subsequent to the initial filing date of such document.

“Purchased Units” means the 37.570 Class A membership units and the 11.643 Class B membership units in the Company to be sold to Cohen Brothers by the Sellers.

“Receiving Party” has the meaning set forth in Section 6.1.

“Records” has the meaning set forth in Section 6.7.

“Reference Balance Sheet” has the meaning set forth in Section 3.9(a).

“Registered Investment Company” means any pooled investment vehicle that is registered or required to be registered as an investment company under the Investment Company Act.

“Registration Rights Agreement” has the meaning set forth in Section 6.15(c).

“Related Agreements” means the Escrow Agreement, the Management Employment Agreements, the Employment Agreements, the Registration Rights Agreement and any other certificate or document to be delivered by the parties pursuant to this Agreement.

“Requirement of Law” or “Requirements of Law” means, with respect to any Person, any domestic or foreign federal or state statute, law, ordinance, rule, administrative code, administrative interpretation, regulation, order, consent, writ, injunction, directive, judgment, decree, policy, ordinance, decision, guideline or other requirement of (or agreement with) any Governmental Authority (including any memorandum of understanding or similar arrangement with any Governmental Authority), in each case binding on that Person or its property or assets.

“Schedule” or “Schedules” means the schedules dated the date hereof, as amended or supplemented from time to time with the consent of the Parties to whom such schedules were delivered, of exceptions to the representations and warranties made, and the listings of information provided, by the Company or Cohen Brothers, as applicable, pursuant to the terms and conditions hereof.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder by the SEC.

“Seller” or “Sellers” has the meaning set forth in the introductory paragraph.

“Seller Indemnified Persons” has the meaning set forth in Section 9.3.

“Seller Nominee” means Neil S. Subin.

“Sellers’ Representative” means Neil Subin, or if Neil Subin is unable or unwilling to serve in such capacity, such person as is appointed by Sellers holding (or who held immediately prior to the Closing) a majority in interest of the Company.

“Series A Preferred Stock” has the meaning set forth in Section 5.2(a).

“Series B Preferred Stock” has the meaning set forth in Section 5.2(a).

“Series C Preferred Stock” has the meaning set forth in Section 5.2(a).

“SRO” means FINRA, the National Futures Association, each national securities exchange in the U.S. and each other board or body, whether domestic or foreign, that is charged with the supervision or regulation of brokers, dealers, commodity pool operators, commodity trading advisors, futures commission merchants, securities underwriting or trading, stock exchanges, commodities exchanges, insurance companies or agents, investment companies or investment advisers.

“Straddle Period” has the meaning set forth in Section 6.4(b).

“Straddle Returns” has the meaning set forth in Section 6.4(b).

“Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, (a) twenty percent (20%) or more of such other Person’s outstanding equity securities or (b) securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person.

“Tangible Net Worth” means “total assets” minus (a) “total liabilities,” (b) “intangible assets” and (c) “goodwill,” all as calculated in accordance with GAAP and the accounting principles, procedures, policies and methods used in the preparation of the Reference Balance Sheet.

“Tax Returns” means all reports, estimates, declarations, claims for refund, information statements and returns relating to or required by Requirements of Law to be filed in connection with any Taxes, and reports relating to Taxes payable by, pursuant to or in connection with any Employee Benefit Plans, including any amendment or supplement thereof. Any one of the foregoing Tax Returns shall be referred to sometimes as a “Tax Return.”

“Taxes” means all taxes, charges, fees, levies, or other like assessments, including without limitation, all federal, possession, state, city, county and foreign (or governmental unit, agency, or political subdivision of any foregoing) income, profits, employment (including Social Security, unemployment insurance and employee income tax withholding), franchise, gross receipts, sales, use, transfer, stamp, occupation, property, capital, severance, premium, windfall profits, customs, duties, ad valorem, value added and excise taxes, PBGC premiums and any other charges of any Governmental Authority of the same or similar nature, including any interest, penalty or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person. Any one of the foregoing Taxes shall be referred to sometimes as a “Tax.”

“Termination Date” has the meaning set forth in Section 10.1(b).

“Third Person” has the meaning set forth in Section 9.5.

“Third Person Claim” has the meaning set forth in Section 9.5.

“Total Consideration” has the meaning set forth in Section 2.2(a).

“Trademarks” means all registered and unregistered trademarks, service marks, trade names, corporate and business names, brand names, designs, logos, emblems, signs or insignia, slogans, Internet domain names, other similar designations of source or origin and general intangibles of like nature, including registrations and applications for registration for any of the foregoing, together with the goodwill symbolized by any of the foregoing.

“Treasury Regulations” means the rules and regulations under the Code issued by the United States Department of Treasury.

“Units” means all of the 45 Class A membership units and the 13.5 Class B membership units in the Company to be sold and contributed by the Sellers to Cohen Brothers.

“U.S.” means the United States of America.

“Voting Agreements” has the meaning set forth in Section 6.19.

“VWA Price” has the meaning set forth in Section 2.2(b).

ARTICLE 2

PURCHASE AND SALE AND CONTRIBUTION OF UNITS

2.1 Transfer of Units. Upon the terms and subject to the conditions of this Agreement, on the Closing Date and as of the Effective Time, the Sellers shall sell, assign, transfer and convey to Cohen Brothers, and Cohen Brothers shall purchase, acquire and accept from the Sellers, all of the Sellers’ right, title and interest in and to the Purchased Units free and clear of all Liens. Upon the terms and subject to the conditions of this Agreement, on the Closing Date and as of the Effective Time, the Management Sellers shall assign, transfer and convey to Cohen Brothers, and Cohen Brothers shall acquire and accept from the Management Sellers, all of the Management Sellers’ right, title and interest in and to the Contributed Units free and clear of all Liens.

2.2 Purchase and Contribution Consideration.

(a) Total Consideration. Subject to adjustment pursuant to Section 2.4 hereof, in consideration for the sale or contribution of the Units, the aggregate amount payable by Cohen Brothers to the Sellers shall be approximately Sixteen Million Six Hundred Thirty-One Thousand Seventy U.S. Dollars ($16,631,070.00) (the “Total Consideration”), payable as set forth below. The Total Consideration shall be adjusted on a dollar-for-dollar basis (i) if the Approved Distribution is not made by the Company prior to the Closing Date, (ii) to the extent that the Final Tangible Net Worth (determined in accordance with Section 2.4 hereof) differs from the Estimated Tangible Net Worth, and (iii) if the Holdback Amount is retained by Cohen Brothers pursuant to Section 2.2(e)(ii).

(b) Consideration at Closing. At Closing, Cohen Brothers shall deliver:

(i) by wire transfer of immediately available funds, a cash amount equal to the Estimated Tangible Net Worth plus Three Million Three Hundred Eighty-Eight Thousand U.S. Dollars ($3,388,000.00) of the Additional Closing Cash (collectively, the “Closing Cash Consideration”), to the Sellers on a pro rata basis in accordance with the relative membership interests in the Company held by such Sellers, to the accounts designated by the Sellers through the Sellers’ Representative not less than two (2) Business Days prior to Closing;

(ii) in accordance with subsection (c) below, by wire transfer of immediately available funds, a cash amount equal to the Escrow Amount to the account designated by the Escrow Agent not less than two (2) Business Days prior to Closing;

(iii) a number of shares of Parent Common Stock with a value equal to One Million Three Hundred Eighty-Nine Thousand Nine Hundred Forty-Nine U.S. Dollars ($1,389,949.00) to the Investors on a pro rata basis in accordance with the relative membership interests in the Company held by such Investors (the “Investor Equity”);

(iv) the Management Equity in accordance with subsection (d) below; and

(v) by wire transfer of immediately available funds, a cash amount equal to One Million Three Hundred Eighty-Nine Thousand Nine Hundred Forty-Nine U.S. Dollars ($1,389,949.00) to the Investors, on a pro rata basis in accordance with the relative membership interests in the Company held by such Investors.

The number of shares of Parent Common Stock constituting the Investor Equity shall be calculated based on the volume weighted average of the closing price of the Parent Common Stock for the fifteen (15) trading days immediately prior to and immediately following the announcement of this Agreement by press release (the “VWA Price”). The portion of the Total Consideration paid at Closing shall be distributed among the Sellers in accordance with Schedule 2.2(b). Notwithstanding anything herein to the contrary, Parent may, in its sole discretion, substitute cash for some or all of the Investor Equity or Management Equity (the “Cash Substitution”). Up to 50% of the Additional Closing Cash paid to the Management Sellers shall be subject to claw-back as set forth in individual agreements with each of the Management Employees (the “Management Employment Agreements”).

(c) Escrow. On the Closing Date, Cohen Brothers shall deposit Four Hundred Eighty-Four Thousand U.S. Dollars ($484,000.00) of the Additional Closing Cash (the “Escrow Amount”) into an escrow account (the “Escrow Account”) with the Escrow Agent. The Escrow Account shall exist from the Closing Date through the resolution of any adjustment to the Total Consideration based on the Final Tangible Net Worth pursuant to Section 2.4. Any payment out of the Escrow Account shall be made in accordance with the terms of the Escrow Agreement. The Parties hereto agree that, for federal income tax reporting purposes, Buyer shall be the owner of the Escrow Amount.

(d) Contribution Exchange at Closing. Subject to subsection (f) below, at Closing, Cohen Brothers shall deliver a number of Cohen Brothers Units with a value equal to Two Million Four Hundred Eighty-Two Thousand Fifty-One U.S. Dollars ($2,482,051.00) to the Management Sellers on a pro rata basis in accordance with the relative Contributed Units held by such Management Sellers (the “Management Equity,” and together with the Investor Equity, the “Equity Consideration”). The number of Cohen Brothers Units constituting the Management Equity shall be calculated based on the VWA Price, and it shall be assumed for this purpose that the value of one Cohen Brothers Unit is equal to the VWA Price. The Management Equity shall be distributed among the Management Sellers in exchange for the Contributed Units in accordance with Schedule 2.2(b).

(e) Payment of Post-Closing Consideration.

(i) Two Million Four Hundred Eighty-Two Thousand Fifty-One U.S. Dollars ($2,482,051.00) shall be paid to the Management Sellers by wire transfer of immediately available funds, on a pro rata basis in accordance with the relative membership interests in the Company held by such Management Sellers immediately prior to Closing, in three (3) equal installments on each of the first three (3) anniversaries of the Closing Date, subject to the terms and conditions contained in each Management Employee’s Management Employment Agreement.

(ii) Cohen Brothers shall withhold from the amounts otherwise payable at Closing the sum of Three Hundred Eighty-Four Thousand U.S. Dollars ($384,000.00) (the “Holdback Amount”). At the end of twelve (12) months following the Closing Date (the “Holdback Period”), Cohen Brothers shall determine the revenues generated during such twelve (12) month period by the employees listed on Schedule 2.2(e)(ii) (or any persons who may replace such employees). If such revenues equal or exceed Four Million Five Hundred Seventy-Five Thousand U.S. Dollars ($4,575,000.00), then the Holdback Amount shall be paid to the Sellers on a pro rata basis in accordance with the relative membership interests in the Company held by such Sellers immediately prior to Closing; if such revenues are less than Four Million Five Hundred Seventy-Five Thousand U.S. Dollars ($4,575,000.00), then the Holdback Amount shall be retained by Cohen Brothers. Any portion of the Holdback Amount payable to the Sellers shall be paid within thirty (30) days following the end of the Holdback Period and shall be paid to the accounts designated by the Sellers through the Sellers’ Representative for the receipt of the Closing Cash Consideration identified in Section 2.2(b)(i), unless a substitute account is designated by a Seller through the Sellers’ Representative prior to distribution of the Holdback Amount.

(f) Vesting of Equity Consideration.

(i) The Management Equity shall vest in three (3) equal installments on each of the first three (3) anniversaries of the Closing Date, subject to the terms and conditions contained in each Management Employee’s Management Employment Agreement. The Management Seller shall not have the right to vote unvested Management Equity or to receive distributions with respect to unvested Management Equity.

(ii) The Investor Equity issued to any Investor at Closing shall not be subject to any vesting requirements.

(g) Closing. Subject to the provisions of Article 7 and Article 8, the closing of the purchase and sale and contribution of the Units and the transactions contemplated hereby (the “Closing”) shall take place at 10:00 a.m. Eastern Time at the offices of Duane Morris LLP, 30 South 17th Street, Philadelphia, PA 19103 as soon as possible, but in any event no later than two (2) Business Days, after the date the last of the conditions set forth in Articles 7 and 8 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) has been satisfied or, to the extent permissible, waived by the Party or Parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Cohen Brothers, on the one hand, and the Sellers’ Representative on the other hand, may mutually agree (the date on which the Closing actually occurs being herein referred to as the “Closing Date”).

(h) Allocation. The portion of the Total Consideration paid for the Purchased Units (including any assumed Liabilities of the Company and its Subsidiaries) and other relevant items shall be allocated among the assets of the Company and its Subsidiaries in accordance with Section 1060 of the Code. Cohen Brothers shall prepare and deliver to Sellers’ Representative an allocation schedule setting forth Cohen Brothers’ determination of the allocation (the “Allocation Schedule”) as soon as practicable after the Closing Date, but in any event, within one hundred twenty (120) days of the Closing Date, and the Sellers’ Representative shall accept the Allocation Schedule to the extent that it is reasonable and consistent with the Code. If Cohen Brothers fails to deliver the Allocation Schedule to the Sellers’ Representative within one hundred twenty (120) days of the Closing Date, the Sellers shall have the right to prepare a schedule with an allocation of the portion of the Total Consideration paid for the Purchased Units and deliver such schedule to Cohen Brothers, and Cohen Brothers shall be deemed to have accepted such schedule to the extent that it is reasonable and consistent with the Code. The Parties shall report the Tax consequences of the purchase and sale and contribution of the Units hereunder (including in filings on IRS Form 8594, if applicable) in a manner consistent with the Allocation Schedule and shall not take any position inconsistent therewith in connection with any Tax Return, refund claim, litigation or otherwise, unless and to the extent required to do so pursuant to applicable Requirements of Law. Cohen Brothers, the Sellers’ Representative, and to the extent necessary, each Seller shall cooperate in the filing of any forms (including IRS Form 8594, if applicable) with respect to such allocation. Any adjustments to the Total Consideration pursuant to Section 2.4 shall be deemed to be an adjustment to the portion of the Total Consideration paid for the Purchased Units and shall be allocated as provided by Treasury Regulations Section 1.1060-1(c).

(i) Tax Withholding. Cohen Brothers shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as may be required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non-U.S. tax law or under any applicable legal requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.3 Preliminary Information. The Sellers’ Representative shall deliver or cause to be delivered to Cohen Brothers, at least two (2) Business Days prior to the Closing Date, an estimated Closing Date balance sheet of the Company as of immediately prior to the Closing (the “Estimated Closing Date Balance Sheet”), substantially in the form of the Reference Balance Sheet, prepared in accordance with GAAP and otherwise using the accounting principles, procedures, policies and methods used by the Company in preparing the Reference Balance Sheet and (B) a calculation, in reasonable detail based upon such Estimated Closing Date Balance Sheet, setting forth the Estimated Tangible Net Worth. For the avoidance of doubt, it is understood and agreed that for purposes of preparing the Estimated Closing Date Balance Sheet, absent manifest error in the Pershing Prices, the value of securities shown on such Estimated Closing Date Balance Sheet shall be calculated using Pershing Prices as of the date of the preparation of such Estimated Closing Date Balance Sheet.

2.4 Tangible Net Worth Total Consideration Adjustment.

(a) Cohen Brothers shall prepare or cause to be prepared a final balance sheet of the Company, as of immediately prior to the Closing, substantially in the form of the Reference Balance sheet, and prepared in accordance with GAAP (except as specifically identified thereon) and otherwise using the accounting principles, procedures, policies and methods used by the Company in preparing the Reference Balance Sheet (the “Final Closing Date Balance Sheet”). Not later than thirty (30) days after the Closing Date, or such other time as is mutually agreed by Cohen Brothers and the Sellers’ Representative, Cohen Brothers shall deliver to the Sellers’ Representative the Final Closing Date Balance Sheet and a calculation, in reasonable detail based upon such Final Closing Date Balance Sheet, setting forth the amount of the Tangible Net Worth at Closing (the “Final Tangible Net Worth”). From and after the Closing, in connection with the preparation and delivery of the Final Closing Date Balance Sheet and calculation of the Final Tangible Net Worth and during the period of any dispute contemplated by this Section 2.4, Cohen Brothers shall give, and cause its advisors to give, the Sellers’ Representative and its authorized representatives reasonable access to the relevant books and records, facilities and employees of the Company, subject to the confidentiality and indemnity agreements contained in this Agreement and in the Confidentiality Agreement, as may be necessary to enable the Sellers’ Representative and its advisers to review and analyze the Final Closing Date Balance Sheet and such calculations based thereon. It is understood and agreed that for purposes of preparing the Final Closing Date Balance Sheet, the value of securities shown on such Final Closing Date Balance Sheet shall be calculated using Pershing Prices as of immediately prior to the Closing, unless (A) a purchase or sale of such securities occurs prior to the delivery of the Final Closing Date Balance Sheet, in which case the purchase or sale price shall be used to calculate the value of such securities or (B) the comparable prices obtained by Cohen Brothers from Standard & Poor’s or an alternate pricing service utilized by Cohen Brothers (each an “Alternate Price”) for such securities differs from the Pershing Price, in which case the parties will negotiate in good faith for a period of up to fifteen (15) days (the “Negotiation Period”) to determine the appropriate value of such securities. In the event the parties are not able to agree on the appropriate value of any such securities within the Negotiation Period, those particular securities will be sold within sixty (60) days following the earlier of the end of the Negotiation Period or the parties’ mutual determination that a sale of such securities is the appropriate resolution and, once sold, the sale price for such securities shall be used to calculate their value for purposes of the Final Closing Date Balance Sheet. In the event such a sale of securities is required, the Final Closing Date Balance Sheet shall be deliverable by Cohen Brothers to the Sellers’ Representative within ten (10) days following the settlement of such sale.

(b) Within ten (10) Business Days following its receipt of the Final Closing Date Balance Sheet, or such other time as is mutually agreed by Cohen Brothers and the Sellers’ Representative, the Sellers’ Representative shall deliver to Cohen Brothers either (i) a written statement of its agreement to the calculation of the Final Tangible Net Worth prepared by Cohen Brothers or (ii) a written dispute notice, specifying in reasonable detail the nature of its disagreement with the calculation of the Final Tangible Net Worth prepared by Cohen Brothers.

In the event that the Sellers’ Representative does not deliver to Cohen Brothers a written dispute notice within ten (10) Business Days following its receipt of the Final Closing Date Balance Sheet, as set forth above, then the Sellers’ Representative shall be deemed to have agreed to the calculation of the Final Tangible Net Worth based on the Final Closing Date Balance Sheet, and payment shall be made in accordance with Section 2.4(c). During the ten (10) Business Days after the delivery of a dispute notice to Cohen Brothers, if applicable, Cohen Brothers and the Sellers’ Representative shall attempt in good faith to resolve any such dispute and agree upon the calculation of the Final Tangible Net Worth. If at the end of such ten (10) Business Day period, Cohen Brothers and the Sellers’ Representative have failed to reach agreement with respect to such dispute, the matter shall be submitted to PricewaterhouseCoopers LLP, a nationally recognized accounting firm that is not the principal independent auditor for Parent, Cohen Brothers, the Company or any Seller and is otherwise neutral and impartial. If PricewaterhouseCoopers LLP is not available for any reason, and Cohen Brothers and the Sellers’ Representative are unable to select another accounting firm within fifteen (15) Business Days after delivery of a dispute notice to Cohen Brothers, either party may request the American Arbitration Association to appoint, within twenty (20) Business Days from the date of such request, an independent public accounting firm with significant relevant experience that is not the principal independent auditor for Parent, Cohen Brothers, the Company or any Seller. PricewaterhouseCoopers LLP or the accounting firm or accountant so selected is referred to herein as the “Accountant.” The Accountant shall act as arbitrator and resolve the disputed portions of the calculation of the Final Tangible Net Worth based on the Final Closing Date Balance Sheet in accordance with the terms and conditions of this Agreement. In making such determination, the Accountant may only consider those items and amounts as to which Cohen Brothers and the Sellers’ Representative have disagreed within the time periods and on the terms specified above; provided that the determination of the Final Tangible Net Worth by the Accountant will be neither more favorable to Cohen Brothers than the calculation of the Final Tangible Net Worth based on the Final Closing Date Balance Sheet prepared by Cohen Brothers, nor more favorable to the Sellers than the calculation of the Final Tangible Net Worth reflected in the Sellers’ Representative’s dispute notice. The Accountant shall deliver to the Sellers’ Representative and Cohen Brothers, as promptly as practicable after its appointment, a written report setting forth the resolution of each disputed matter and its determination of the Final Tangible Net Worth. Such report shall be final and binding upon the Parties to the fullest extent permitted under applicable Requirements of Laws and may be enforced in any court having jurisdiction. Each of Cohen Brothers and the Sellers shall bear all their respective fees and costs incurred by them in connection with this arbitration, and Cohen Brothers and the Sellers shall equally bear all fees and expenses relating to the foregoing work by the Accountant.

(c) On the second Business Day after the later of (x) the date the Sellers’ Representative and Cohen Brothers agree to the calculation of the Final Tangible Net Worth based on the Final Closing Date Balance Sheet and (y) if the Sellers’ Representative and Cohen Brothers were unable to agree on such calculation of the Final Tangible Net Worth, the date that the Sellers’ Representative and Cohen Brothers receive a written report from the Accountant setting forth its final determination of the Final Tangible Net Worth, the Total Consideration shall be adjusted, and deliveries shall be made, as follows:

(i) If the Final Tangible Net Worth is equal to the Estimated Tangible Net Worth, no adjustment will be made to the Total Consideration and the entire Escrow

Amount shall be released from the Escrow Account to the Sellers, and Cohen Brothers and the Sellers’ Representative shall provide joint written instructions to the Escrow Agent to that effect.

(ii) If the Final Tangible Net Worth exceeds the Estimated Tangible Net Worth: (A) the Total Consideration shall be increased dollar-for-dollar by the amount by which the Final Tangible Net Worth exceeds the Estimated Tangible Net Worth, (B) the Escrow Amount shall be released from the Escrow Account to the Sellers, and Cohen Brothers and the Sellers’ Representative shall provide joint written instructions to the Escrow Agent to that effect, and (C) a cash amount equal to the difference between the Estimated Tangible Net Worth and the Final Tangible Net Worth shall be delivered by Cohen Brothers to the Sellers.

(iii) If the Estimated Tangible Net Worth exceeds the Final Tangible Net Worth by an amount less than the Escrow Amount: (A) the Total Consideration shall be reduced dollar-for-dollar by the amount by which the Estimated Tangible Net Worth exceeds the Final Tangible Net Worth and (B)(1) an amount equal to the difference between the Estimated Tangible Net Worth and the Final Tangible Net Worth shall be released from the Escrow Account to Cohen Brothers, and (2) the remainder of the Escrow Amount shall be released from the Escrow Account to the Sellers, and Cohen Brothers and the Sellers’ Representative shall provide joint written instructions to the Escrow Agent to that effect.

(iv) If the Estimated Tangible Net Worth exceeds the Final Tangible Net Worth by an amount in excess of the Escrow Amount: (A) the Total Consideration shall be reduced dollar-for-dollar by the amount by which the Estimated Tangible Net Worth exceeds the Final Tangible Net Worth, (B) the Escrow Amount shall be released from the Escrow Account to Cohen Brothers, and Cohen Brothers and the Sellers’ Representative shall provide joint written instructions to the Escrow Agent to that effect, and (C) each of the Sellers shall deliver to Cohen Brothers, by wire transfer of immediately available funds to an account designated by Cohen Brothers, his pro rata portion, based on his percentage interest in the Company immediately prior to the Closing, of a cash amount equal to the amount by which (x) the Estimated Tangible Net Worth exceeds (y) the Final Tangible Net Worth less the Escrow Amount.

(v) Any and all cash amounts delivered to the Sellers (including any portion of the Escrow Amount) shall be delivered pro rata by wire transfer of immediately available funds to the accounts designated by Sellers through the Sellers’ Representative for use at Closing pursuant to Section 2.2(b). Deliveries of cash pursuant to this Section 2.4 shall be made within three (3) Business Days after the Final Tangible Net Worth has been determined in accordance with this Section 2.4.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COMPANY

The Company and the Management Employees hereby make the following representations and warranties to Parent and Cohen Brothers as of the date hereof and as of the Closing.

3.1 Organization and Good Standing; Subsidiaries.

(a) The Company is a limited liability company duly formed, validly existing and in good standing under the laws of Florida, with full power and authority to own, operate and lease its assets and to carry on its business as currently conducted. The Company is duly qualified or registered to do business and is in good standing (where applicable) as a foreign limited liability company in each jurisdiction in which the ownership, operation or leasing of its assets or the conduct of its business as currently conducted requires such qualification or registration, except for any failures to be so qualified, registered or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Schedule 3.1(a) sets forth a list of each foreign jurisdiction in which the Company is qualified or registered. The Company has made available to Cohen Brothers true and complete copies of its certificate of formation and limited liability company agreement.

(b) Schedule 3.1(b) sets forth (i) a true and complete list of the Company’s direct and indirect Subsidiaries, (ii) the jurisdiction of formation of each such Subsidiary, (iii) the authorized equity capital of each such Subsidiary, (iv) the equity interest in each such Subsidiary held by the Company or a Subsidiary of the Company and (v) the managers, directors and officers of each such Subsidiary. All of the issued and outstanding equity interests in each Subsidiary have been duly authorized and are validly issued, fully paid and non-assessable. There are no outstanding rights, warrants or options to acquire an equity interest in any of the Company’s Subsidiaries.

(c) Each Subsidiary of the Company is duly formed, validly existing and in good standing under the laws of its jurisdiction of formation, with full power and authority to own, operate and lease its assets and to carry on its business as currently conducted. Each Subsidiary of the Company is duly qualified or registered to do business and is in good standing (where applicable) as a foreign corporation, partnership or limited liability company, as the case may be, in each jurisdiction in which the ownership, operation or leasing of its assets or the conduct of its business as currently conducted requires such qualification or registration, except for any failures to be so qualified, registered or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Schedule 3.1(c) sets forth a list of each foreign jurisdiction in which each Subsidiary of the Company is qualified or registered. The Company has made available to Cohen Brothers true and complete copies of the certificate of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, partnership agreement or other constituent documents of each of its Subsidiaries.

3.2 Other Interests. Schedule 3.2 sets forth a true and complete list of any interest or investment in (whether equity or debt) any corporation, partnership, limited liability company, joint venture, business, trust or other Person owned, directly or indirectly, by the Company or any of its Subsidiaries, other than (i) interests or investments in direct or indirect Subsidiaries of the Company, (ii) interests or investments held by the Company or any of its Subsidiaries for the account of Company Clients as of the date hereof and Liens on interests or investments securing Indebtedness of such Company Clients, or (iii) securities, interests and investments maintained by the Company or any of its Subsidiaries in the Ordinary Course. Except as set forth on Schedule 3.1(b) or Schedule 3.2, and except for the interests or investments described in clauses (ii) and (iii) of the preceding sentence, there is no corporation, partnership, limited liability company, joint venture, business, trust or other Person in which the Company or any Subsidiary of the Company owns, directly or indirectly, any equity or other interest of any kind.

3.3 Authorization; Binding Obligations. The Company has all necessary power and authority to make, execute and deliver this Agreement and the Related Agreements to which it is a party and to perform all of the obligations to be performed by it hereunder and thereunder. The making, execution, delivery and performance by the Company of this Agreement and the Related Agreements and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited liability company action on the part of the Company. This Agreement has been and, as of the Closing Date, the Related Agreements will be, duly and validly executed and delivered by the Company, and assuming the due authorization, execution and delivery by Parent and Cohen Brothers, as the case may be, each of this Agreement and the Related Agreements will constitute the valid, legal and binding obligation of the Company, enforceable against it in accordance with its terms, except as the enforceability hereof and thereof may be limited by bankruptcy, insolvency, moratorium or other similar Requirements of Law, now or hereafter in effect, relating to or affecting the rights of creditors generally and the availability of specific remedies may be limited by legal and equitable principles of general applicability. The minute books of the Company that have been made available to Cohen Brothers for inspection are complete and correct in all material respects. A true and complete list of the incumbent managers and officers of the Company is attached as Schedule 3.3.

3.4 No Conflicts. Except as set forth in Schedule 3.4, the execution, delivery and performance by the Company of this Agreement and each of the Related Agreements to which it is a party, and the fulfillment of and compliance with the respective terms hereof and thereof by the Company, do not and will not (a) conflict with or constitute a violation of the Company’s Articles of Organization or the Company Operating Agreement, (b) conflict with, result in a violation or breach of the terms, conditions or provisions of, constitute a default or event of default under (whether with or without due notice, the passage of time or both), or give any third party the right to modify, terminate or accelerate any obligation under any Contract by which the Company or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject, except for any such conflicts, violations, breaches, defaults or rights that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or an adverse effect on the ability of the Company to consummate the transactions contemplated hereby and thereby, (c) result in the creation of any Lien upon the Units pursuant to any Contract by which the Company or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject, or (d) require any Consent or other action (including, but not limited to, the payment of any amount of cash or cash equivalent, or delivery of any asset subject to a Lien) by, notice to, or filing with, any third party or Governmental Authority pursuant to any applicable Requirements of Law or any Contract by which the Company or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject, except for any such actions, notices or filings as may be required by FINRA, or which if not obtained would not, individually or in the aggregate, reasonably be expected to (i) prevent, impair or delay the consummation of the transactions contemplated by this Agreement and the Related Agreements or (ii) have a Material Adverse Effect on the Company.

3.5 Certain Business Practices. None of the Company, any of its Subsidiaries, or, to the Company’s knowledge, any managers, members, officers or agents of Company has (i) used any funds for unlawful contributions, gifts, entertainment or other expenses related to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (iii) made any payment in the nature of criminal bribery, (iv) provided any remuneration or received any remuneration in violation of 42 U.S.C. Section 1320a(b), the federal anti-kickback statute or any similar Requirement of Law, or (v) participated in providing financial or reimbursement information to a Company Client that was both reported to government agencies for reimbursement and untrue or misleading, in violation of any federal “False Claims Act” or any similar Law.

3.6 Litigation. Except as set forth in Schedule 3.6, there is no investigation, action, suit, proceeding, claim, arbitration or other litigation pending or, to the Knowledge of the Company, threatened, nor to the Knowledge of the Company has any event occurred or does any circumstance exist that may give rise to or serve as a basis for the commencement of any of the same, against or affecting the Company, any of its Subsidiaries or the Company Business (including any claim involving a Company Client Contract or a Company Client or any Company Leased Real Property) that individually, or together with all other such investigations, actions, suits, proceedings, claims, arbitrations or other litigation (a) as of the date of this Agreement, claims damages, or is reasonably likely to result in a Liability of the Company, in excess of $25,000; (b) would reasonably be expected to have a Material Adverse Effect on the Company; or (c) would reasonably be expected to affect the legality, validity or enforceability of this Agreement or any Related Agreement or prevent or materially delay the consummation of the transactions contemplated hereby or thereby. Except as set forth in Schedule 3.6, there are no judgments, injunctions, writs, orders or decrees of any Governmental Authority binding or, to the Knowledge of the Company, threatened to be imposed upon the Company or any of its Subsidiaries that would (A) be binding upon Parent or its Subsidiaries (other than the Company and its Subsidiaries) following consummation of the transactions contemplated by this Agreement and the Related Agreements, or (B) individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

3.7 Compliance with Requirements of Law; Regulatory Matters. Except as set forth in Schedule 3.7:

(a) The Company and its Subsidiaries are, and since January 1, 2005 the Company Business has been operated, in compliance in all material respects with all Requirements of Law. Since January 1, 2005, neither the Company nor any of the Company’s Subsidiaries has received any written or oral notice from (and the Company does not otherwise have any Knowledge of) any Governmental Authority that (i) alleges any noncompliance with any Requirement of Law relating to the Company Business or (ii) the Company or any of its Subsidiaries is under any investigation by any such Governmental Authority for alleged noncompliance with any Requirement of Law relating to the Company Business, which alleged noncompliance, if proven, would have a Material Adverse Effect on the Company.

(b)(i) Either the Company or a Subsidiary of the Company, as applicable, holds all Permits that are required in order to conduct the Company Business in the manner presently conducted under and pursuant to all Requirements of Law in all material respects; (ii) all such Permits are in full force and effect and are not subject to any suspension, cancellation, modification, revocation or any proceedings or investigations related thereto, and, to the Knowledge of the Company, no such suspension, cancellation, modification, revocation, proceeding or investigation is threatened, nor do facts exist which would reasonably form the basis for any such suspension, cancellation, modification, revocation, proceeding or investigation, except for any such suspensions, cancellations, modifications, revocations, proceedings or investigations that, individually or the in aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company; and (iii) the Company is not in default, and no condition exists that with notice or lapse of time or otherwise would constitute a default, under any such Permit that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company.

(c) Neither the Company nor any of its Subsidiaries is subject to or bound by any Requirement of Law, other than Requirements of Law imposed on similarly situated broker-dealers, that restricts the Company Business or relates to their capital adequacy, credit policies or management.

(d) Neither the Company or any Subsidiary of the Company is or has been (i) an “investment adviser” within the meaning of the Advisers Act or any applicable Requirements of Law, (ii) registered as an investment adviser under the Advisers Act or (iii) registered, licensed or qualified as an investment adviser in any state. The current business activities of the Company and its Subsidiaries do not require that the Company or any of its Subsidiaries register as an investment advisor or be licensed as an investment advisor with any Governmental Authority. To the extent that the Company or any of its Subsidiaries relies on any statutory or regulatory exemption to avoid registration as an investment adviser with any Governmental Authority, the Company has taken all actions required pursuant to applicable Requirements of Law to claim and maintain such exemption, except for any failures to claim or maintain such exemption that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth in Schedule 3.7(d), to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to any Liability by reason of any failure to be so registered, licensed or qualified.

(e) Except as set forth on Schedule 3.7(e), neither the Company nor any of its Subsidiaries is registered as a broker-dealer under the Exchange Act or registered, licensed or qualified as a broker-dealer in any state. The current business activities of the Company and its Subsidiaries do not require that the Company or any of its Subsidiaries (other than those identified in Schedule 3.7(e)) register as a broker-dealer or be licensed or qualified as a broker-dealer with any Governmental Authority. To the extent that the Company or any of its Subsidiaries relies on any statutory or regulatory exemption to avoid registration as a broker-dealer with any Governmental Authority, the Company has taken all actions required pursuant to applicable Requirements of Law to claim and maintain such exemption, except for any failures to claim or maintain such exemption that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth in Schedule 3.7(e), neither the Company nor any of its Subsidiaries (i) is or has been a “broker” or “dealer,”

or been required to be registered as a “broker” or “dealer,” within the meaning of the Exchange Act or any other applicable Requirements of Law and (ii) to the Knowledge of the Company, is subject to any liability or disability by reason of any failure to be so registered, licensed or qualified.

(f) Neither the Company nor any of its Subsidiaries is or has been (i) a commodity pool operator, futures commission merchant, commodity trading advisor, trust company, real estate broker, introducing broker, insurance company, insurance broker, insurance agent or transfer agent within the meaning of any Requirement of Law or (ii) required to be registered, licensed or qualified as a commodity pool operator, futures commission merchant, commodity trading advisor, trust company, real estate broker, introducing broker, insurance company, insurance broker, insurance agent or transfer agent under any Requirement of Law.

(g) Neither the Company nor any “affiliated person” (as defined in the Investment Company Act) of the Company is ineligible or disqualified pursuant to Section 9(a) or 9(b) of the Investment Company Act to serve as an investment adviser (or in any other capacity contemplated in the Investment Company Act) to any Registered Investment Company for which it currently serves as investment adviser, nor is there any proceeding or investigation pending or, to the Knowledge of the Company, threatened by any Governmental Authority, which would reasonably be expected to result in any such ineligibility or disqualification. Neither the Company nor any person “associated” (as defined in the Advisers Act) with the Company is ineligible or disqualified pursuant to Section 203 of the Advisers Act to serve as a registered investment adviser or person “associated” (as defined in the Advisers Act) with a registered investment adviser, nor is there any proceeding or investigation pending or, to the Knowledge of the Company, threatened by any Governmental Authority, which would reasonably be expected to result in any such ineligibility or disqualification. Neither the Company nor any of its “associated persons of a broker or dealer” (as defined in the Exchange Act) is ineligible or disqualified pursuant to Section 15, Section 15B or Section 15C of the Exchange Act to serve as a broker-dealer or as an “associated person of a broker or dealer,” nor is there any proceeding or investigation pending or, to the Knowledge of the Company, threatened by any Governmental Authority, which would reasonably be expected to result in any such ineligibility or disqualification.

(h) Schedule 3.7(h) sets forth a list of the current licenses and registrations held by each Company Business Employee, consultant and independent contractor that are related to the activities conducted in the Company Business. All of the officers of the Company and Company Business Employees who are required to be licensed or registered for the activities conducted by them in respect of the Company Business are, and at all times since January 1, 2005 have been, duly licensed or registered in each state or jurisdiction in which, and with each Governmental Authority with whom, such licensing or registration is so required. Each such registration or license is in full force and effect, except for any failures to be so licensed or registered that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. To the Knowledge of the Company, none of the officers or employees of the Company or any of its Subsidiaries is, or since January 1, 2005 has been, subject to any disciplinary or other material regulatory compliance action or complaint by a Governmental Authority.

(i) All registrations (including all Forms BD and ADV), reports, prospectuses, proxy statements, statements of additional information, financial statements, sales literature, statements, notices and other filings required to be filed by the Company or any of its Subsidiaries with any Governmental Authority, including all amendments or supplements to any of the above (the “Company Filings”), since January 1, 2005 related to the Company Business have been filed in compliance in all material respects with all Requirements of Law and the information contained therein was true and correct in all material respects at the time of filing.

(j) Schedule 3.7(j) sets forth a complete list of all securities exchanges, commodities exchanges, clearing corporations and similar organizations in which the Company or any of its Subsidiaries holds memberships or has been granted trading privileges by Contract or otherwise.

(k) Except for routine examinations conducted by any Governmental Authority in the regular course of the Company Business, since January 1, 2005, (i) no Governmental Authority has initiated any proceeding, investigation, examination, audit or review (a “Proceeding”) of or relating to the Company Business and no such Proceeding is ongoing, unresolved or, to the Knowledge of the Company, threatened by any Governmental Authority and (ii) neither the Company nor any of its Subsidiaries has received any notice or communication from any Governmental Authority (A) of any unresolved violation or exception with respect to any report or statement by any Governmental Authority relating to any investigation or examination of the Company or any of its Subsidiaries, (B) threatening to revoke or condition the continuation of any Permit or (C) restricting or disqualifying its activities (except for restrictions generally imposed by rule, regulation or administrative policy on similarly regulated Persons generally).

(l) The Company has implemented one or more formal codes of ethics, insider trading policies, personal trading policies and other policies as may be required by Requirements of Law for itself and its Subsidiaries, and a complete and correct copy of each of such policies has been made available to Cohen Brothers. Such codes of ethics, insider trading polices, personal trading policies and other policies comply in all material respects with Requirements of Law. The policies of the Company and its Subsidiaries respecting the avoidance of conflicts of interest are as set forth in the most recent policy manuals of the Company, which have been made available to Cohen Brothers. Since January 1, 2005, there have been no violations by any officer or investment professional of the Company or any of its Subsidiaries of such code of ethics, insider trading polices and personal trading policies.

(m) The Company and its Subsidiaries have complied in all material respects with all Requirements of Laws regarding the privacy of Company Clients and have established and complied in all material respects with policies and procedures in this regard reasonably designed to ensure compliance with Requirements of Law.

(n) The Company, to the extent required by Requirements of Law, has a written anti-money laundering program and a written customer identification program in compliance with Requirements of Law, and the Company and its Subsidiaries have complied with the terms of such program in all material respects.

3.8 Registered Investment Companies; Non-Registered Funds. Except as set forth in Schedule 3.8, neither the Company nor any of its Subsidiaries serves, nor at any time has served, as an investment adviser or sponsor to any Registered Investment Company or Non-Registered Fund.

3.9 Financial Statements.

(a) True and correct copies of the following have been delivered to Cohen Brothers: (i) the audited consolidated balance sheets of JVB Financial Group LLC at December 31 of each of the years 2007, 2008 and 2009, the related audited consolidated statements of income, changes in member equity and cash flows for each of the fiscal years then ended and the notes related thereto (the “Company Audited Financial Information”), (ii) the unaudited consolidated balance sheet of JVB Financial Group LLC at June 30, 2010 (the “Reference Balance Sheet”), the related unaudited consolidated statements of income, changes in member equity and cash flows for the three-month period then ended and the notes related thereto (collectively, the “Company Unaudited Financial Information”), (iii) a JVB Financial Holdings and Subs Consolidating Balance Sheet at December 31, 2009 and a JVB Financial Holdings and Subs Consolidating Income Statement for the fiscal year ended December 31, 2009 (the “JVB Financials”), and (iii) a JVB Financial Inc. Balance Sheet at December 31, 2009 and a JVB Financial Inc. Income Statement for the fiscal year ended December 31, 2009 (the “JVBFI Financials”). The Company Audited Financial Information and the Company Unaudited Financial Information are collectively referred to as the “Company Financial Information.” The Reference Balance Sheet is included as Schedule 3.9(a) hereto. As of the date hereof, the Company has not made or declared any dividends or distributions on the Units since the date of the Reference Balance Sheet.

(b) The Company Financial Information (i) is complete in all material respects, (ii) has been derived from the books of account and other financial records of JVB Financial Group LLC and (iii) has been prepared in accordance with GAAP applied on a consistent basis, subject only to normal recurring year-end adjustments and the absence of notes for the Company Unaudited Financial Information and except as otherwise expressly provided in the Company Financial Information. The Company Financial Information fairly and accurately presents the consolidated financial position of JVB Financial Group LLC as of the respective dates thereof and the consolidated results of operations and cash flows for the respective periods then ended (subject, in the case of the Company Unaudited Financial Information, to the absence of notes and normal and recurring year-end audit adjustments).

(c) The Company maintains internal controls over financial reporting (“Internal Controls”) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of the assets of the Company in reasonable detail, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company.

(d) The JVB Financials (i) are complete in all material respects, (ii) have been derived from the books of account and other financial records of the Company, (iii) include, on a consolidated basis, all of the assets, liabilities and operations of all of the direct and indirect Subsidiaries of the Company, other than JVB Financial Inc., and (iii) have been prepared in accordance with GAAP applied on a consistent basis, subject only to the absence of notes. The JVB Financials fairly and accurately present the consolidated financial position of the Company as of December 31, 2009 and the consolidated results of operations for the fiscal year ended December 31, 2009 (subject to the absence of notes).

(e) The JVBFI Financials (i) are complete in all material respects, (ii) have been derived from the books of account and other financial records of JVB Financial Inc. and (iii) have been prepared in accordance with GAAP applied on a consistent basis, subject only to normal recurring year-end adjustments and the absence of notes. The JVBFI Financials fairly and accurately presents the consolidated financial position of JVB Financial Inc. as of the respective dates thereof and the consolidated results of operations and cash flows for the respective periods then ended (subject to the absence of notes).

3.10 Title; Sufficiency of Assets. Upon consummation of the transactions contemplated by this Agreement and the Related Agreements, Parent or one or more of its Subsidiaries and Affiliates (including the Company), taken together, will own, possess, have a valid license to, have a valid lease in or otherwise have the right to use all of the rights, properties and assets necessary to conduct the Company Business in all material respects as currently conducted and as the same will be conducted on the Closing Date, including all such assets reflected in the Reference Balance Sheet or acquired since the date thereof (collectively, the “Assets”). The Company and its Subsidiaries have maintained all tangible Assets in good repair, working order and operating condition, subject only to ordinary wear and tear.

3.11 Employee Benefit Plans. Schedule 3.11 lists each Employee Benefit Plan that the Company or any ERISA Affiliate of the Company maintains or to which the Company or any ERISA Affiliate of the Company contributes or has an obligation to contribute. Except for matters set forth in Schedule 3.11 or those that would not reasonably be expected to result in any material Liability to the Company:

(a) Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) complies in form and in operation with the applicable requirements of ERISA, the Code, and other applicable laws.

(b) All required reports and descriptions (including Form 5500 Annual Reports, summary annual reports, PBGC-l’s, and summary plan descriptions) have been timely filed and distributed appropriately with respect to each such Employee Benefit Plan.

(c) All required contributions and payments (including all employer contributions and employee salary reduction contributions) have been timely paid to each such Employee Benefit Plan and all contributions, premiums and liabilities for any period ending on or before the Closing Date which are not yet due have been paid to each such Employee Benefit Plan or accrued in accordance with the past custom and practice of the Company and each ERISA Affiliate and consistent with GAAP. In addition, no Employee Pension Benefit Plan is subject to ERISA § 302(a)(2) or Code § 412(a).

(d) Each such Employee Benefit Plan which is an Employee Pension Benefit Plan and which is intended to meet the requirements of a “qualified plan” under Code §401(a) is so qualified and has been established by the adoption of a prototype document, the form of which is the subject of an opinion letter issued by the Internal Revenue Service to the effect that the form of such prototype document is acceptable under the rules of Code Section 401(a) regarding “qualified plans,” and the Company is not aware of any facts or circumstances since the date of its adoption of such plan document that could result in the loss of such “qualified plan” status.

(e) The Company has the right pursuant to the terms of each such Employee Benefit Plan and all agreements related to such Employee Benefit Plan unilaterally to terminate such Employee Benefit Plan (or its participation in such Employee Benefit Plan) or to amend the terms of such Employee Benefit Plan at any time, except as otherwise limited or required by ERISA, the Code or other applicable law.

(f) The Company has delivered or made available to Cohen Brothers true and complete copies of the documents embodying each such Employee Benefit Plan, including but not limited to, all plan documents, handbooks, manuals, summary plan descriptions, summaries of material modifications, the most recent summary annual reports, sample required COBRA notices, HIPAA policies and procedures, a copy of any filings under the IRS Employee Plans Compliance Resolution System Program or the DOL Voluntary Fiduciary Correction Program, the most recent determination letter, if any, issued by the Internal Revenue Service that relates to each Employee Pension Benefit Plan, the three most recent Form 5500 Annual Reports for those Employee Benefit Plans for which such annual reports are required, most recent nondiscrimination test results relating to any Employee Pension Benefit Plan or Employee Welfare Benefit Plan, if applicable, and all related trust agreements, insurance contracts and other funding agreements which implement each such Employee Benefit Plan.

(g) With respect to each such Employee Benefit Plan:

(i) No Employee Benefit Plan which is an Employee Pension Benefit Plan has been the subject of a Reportable Event as to which notices were required to be filed with the PBGC. No proceeding by the PBGC to terminate any such Employee Pension Benefit Plan has been instituted or threatened.

(ii) There have been no Prohibited Transactions with respect to any Employee Benefit Plan that have not been fully corrected and the applicable tax thereon, if any, paid. No Fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Employee Benefit Plan. Currently there are no, and during the past three (3) years there have not been any, inquiries, actions, proceedings, claims, suits, taxes, penalties or liens pending or threatened, or assessed or incurred, by any governmental agency or authority or by any participant or beneficiary against any of the Employee Benefit Plans, the assets of any of the trusts under such Employee Benefit Plans or the Employee Benefit Plan sponsor or the Employee Benefit Plan administrator, or against any fiduciary of any of such Employee Benefit Plans with respect to the design or operation of the Employee Benefit Plans (other than routine claims for benefits).

(iii) Neither the Company nor its ERISA Affiliates have incurred, and the Company has no reason to expect that the Company or its ERISA Affiliates will incur, any Liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal liability as defined in ERISA §4201) or under the Code with respect to any such Employee Benefit Plan which is an Employee Pension Benefit Plan.

(iv) No Employee Benefit Plan that the Company or its ERISA Affiliates maintain or ever have maintained is or was subject Title IV of ERISA.

(v) Neither the Company, its ERISA Affiliates, nor other members of the controlled group that includes the Company or ERISA Affiliate contributes to, ever has contributed to, or ever has been required to contribute to any Multiemployer Plan or has any Liability (including withdrawal liability as defined in ERISA §4201) under any Multiemployer Plan.

(vi) Neither the Company nor its ERISA Affiliates maintain or ever have maintained, or contribute, or ever have contributed, or ever have been required to contribute to any Employee Welfare Benefit Plan providing or designed to provide medical, health or life insurance or other welfare-type benefits for current or future retired or terminated employees, their spouses, or their dependents, survivors or beneficiaries (other than in accordance with COBRA) or applicable state continuation coverage law.

(vii) To the Knowledge of the Company, no tax liabilities have arisen and are currently unpaid in relation to a violation of any applicable Employee Benefit Plan or employment agreement of Section 409A of the Code. All Employee Benefit Plans and employment agreements subject to Section 409A of the Code have been documented and conform to such section. No tax liability under Section 409A of the Code is expected to arise in connection with any payment as a result of the transaction contemplated in this Agreement. The Company has not covenanted to bear or reimburse, or to indemnify any service provider with respect to, any tax that may be imposed under Section 409A of the Code.

(h) With respect to each such Employee Benefit Plan, no unsatisfied Liabilities to participants, the IRS, the DOL, the PBGC or to any other person or entity have been incurred as a result of the termination of any Employee Benefit Plan.

(i) Any bonding required under ERISA with respect to any such Employee Benefit Plan has been obtained and is in full force and effect and no funds held by or under the control of the Company and any ERISA Affiliate are plan assets.

(j) The requirements of Part 6 of Subtitle B of Title I of ERISA and of Section 4980B of the Code have been met with respect to each such Employee Benefit Plan which is a group health plan (as that term is used for purposes of Code Section 4980B).

(k) Other than in connection with or as a result of the termination of any such Employee Benefit Plan or the termination or severance of employment, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance pay, golden parachute payment, unemployment compensation or any other payment or forgiveness of debt, or (ii) accelerate the time of payment, accrual, funding or vesting, or increase the amount of compensation or benefit due any such employee or officer, or (iii) result in any liability under Title IV of ERISA or otherwise.

(l) Neither the Company nor any of its Employee Benefit Plans has engaged in any transaction that is considered by the IRS to be a “Listed Transaction.” No such Employee Benefit Plan is covered by Code Section 412(i) (prior to its amendment effective January 1, 2008) or Code Section 412(e)(3), as amended effective January 1, 2008.

3.12 Employment Matters.

(a) The Company has previously provided to Cohen Brothers a true and complete list of all Company Business Employees, their location, rate of compensation (including any bonus, incentive, profit-sharing or other contingent payments), title, union affiliation (if any), exempt or non-exempt status, original date of hire and accrued fringe benefits (including vacation, sick, and personal leave benefits, severance benefits and amount of service credited for purposes of vesting and eligibility to participate in any benefit plans). The following are set forth on Schedule 3.12(a) with respect to the Company and its Subsidiaries:

(i) All non-competition, non-solicitation, confidentiality and/or proprietary information agreements to which any Company Business Employee, independent contractor or consultant is a party but to which the Company is not;

(ii) All handbooks, human resources or personnel policies, work rules, procedures, practices and plans of the Company, including but not limited to all affirmative action plans and all forms of employment applications; and

(iii) All EEO-1, VETS-100, VETS-100A, or other reports of the Company filed with any federal, state or local government agency during the past three (3) years.

(b) Except as set forth on Schedule 3.12(b), (i) since January 1, 2009, no Company Business Employee whose termination of employment would have a Material Adverse Effect on the Company has terminated his or her employment, (ii) to the Knowledge of the Company, no Company Business Employee whose termination of employment would have a Material Adverse Effect on the Company is contemplating terminating his or her employment, and (iii) no Company Business Employee is employed by any entity other than the Company or a Subsidiary of the Company.

(c) Except as set forth on Schedule 3.12(c), no Company Business Employee is represented by any labor union. Neither the Company nor any of its Subsidiaries is party to any pending or, to the Knowledge of the Company, threatened labor dispute. There are no unfair labor practice charges or complaints against the Company or any of its Subsidiaries relating to any Company Business Employees, former employees or labor unions that represent Company Business Employees pending or threatened before the National Labor Relations Board or in Federal court. There are no pending or, to the Knowledge of the Company, threatened grievances relating to Company Business Employees or former employees who work or worked for the Company or any of its Subsidiaries. There is not now and there has not occurred, nor to the Knowledge of the Company has there been threatened, a labor strike, picketing, petition for representation filed with the National Labor Relations Board, slowdown or work stoppage against the Company or any of its Subsidiaries or lockout instituted by the Company or any of its Subsidiaries involving any current facility or office of the Company or any of its Subsidiaries. To the Knowledge of the Company, no union is attempting to compel or persuade the Company or its Subsidiaries to recognize Company Business Employees or to organize any Company Business Employees, and no Company Business Employees are seeking to organize themselves into a union or similar organization for the purpose of collective bargaining. The Company and its Subsidiaries have performed all obligations, given all notices and obtained all Consents necessary under the collective bargaining agreements disclosed on Schedule 3.12(c) to consummate this Agreement.

(d) Except as set forth in Schedule 3.12(d), (i) the Company and its Subsidiaries are now, and for the last five (5) years have been, in compliance with all federal, state and local laws, regulations and ordinances related to employment and employment practices, except for any failures to comply that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, and (ii) there is no pending or, to the Knowledge of the Company, threatened, and for the last five (5) years there has been no, claim, investigation, complaint, suit, consent decree, injunction, order of any court, agency, commission or any other Governmental Authority or proceeding of any kind by or related to any federal, state and local laws, regulations and ordinances related to employment and employment practices, including but not limited to laws, regulations and ordinances related to: (i) hours of work, meal and rest periods, time collection and payment of wages or compensation and overtime compensation, including without limitation the Fair Labor Standards Act; (ii) equal employment opportunity, including the obligation not to discriminate on the basis of age, race, color, sex (including sexual harassment), religion, creed, national origin, ancestry, citizenship, military status, veteran status, disability, sexual preference or orientation, gender identity, marital status, genetic information, or any other status protected by federal, state or local law, and the obligation not to engage in retaliation; (iii) health and safety, including but not limited to the Occupational Safety and Health Act; (iv) family, medical and military leave obligations; (v) mass layoff and plant closings, including but not limited to the Worker Adjustment and Retraining Notification Act; (vi) collective bargaining, including without limitation the National Labor Relations Act; (vii) business ethics; (viii) any whistleblower protection or public policy, including the Whistleblower Protection Act, the False Claims Act; (ix) the payment of social security, unemployment and similar Taxes; (x) unemployment compensation; (xii) government contractor and subcontractor obligations, including but not limited to obligations under Executive Order 11246 and related regulations; and (xii) the hiring and retention of Company Business Employees with a right to work in the U.S. (including all record keeping requirements under the Immigration Reform and Control Act of 1986, as amended), except in each case for any claims, investigation, complaints, suits, consent decrees, injunctions or orders that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth on Schedule 3.12(d), neither the Company nor any of its Subsidiaries is now, or during the last five (5) years has been, liable for any arrears in wages, compensation of any kind, or any Taxes or penalties for failure to comply with any of the foregoing, except for any liabilities that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(e) Except as disclosed in Schedule 3.12(e), all individuals who are performing or have performed consulting or other services for the Company or any of its Subsidiaries, whether as consultants, independent contractors, agents or otherwise, are or were correctly classified by the Company and its Subsidiaries as either “independent contractors” or “employees,” as the case may be, and, at the Closing, will qualify for such classification under all Requirements of Law; and there are no pending or, to the Knowledge of the Company, threatened claims against the Company or any of its Subsidiaries by or on behalf of any such individual relating to the classification of such individual, or investigation, audit or other proceeding relating to such an individual or individuals, by any Governmental Authority with respect to the classification of such individuals.

3.13 Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries is subject to any material claims, Liabilities or obligations (whether known, unknown, absolute, accrued, contingent or otherwise) and, to the Knowledge of the Company, there are no existing conditions, situations or facts that could reasonably be expected to result in any claim, Liability or obligation, except (a) as and to the extent disclosed on, or as to which a reserve has been established on, the Reference Balance Sheet, (b) claims, obligations and Liabilities that are incurred after the date of the Reference Balance Sheet in the Ordinary Course of the Company Business or (c) as set forth in Schedule 3.13.

3.14 Real Property; Environmental Matters.

(a) Except as set forth in Schedule 3.14(a), neither the Company nor any of its Subsidiaries owns or leases any real property. Schedule 3.14(a) sets forth a true and complete list of all Company Leased Real Property, identifying each Company Lease and the identity of the lessee and lessor thereunder. To the Knowledge of the Company, each Company Lease is in full force and effect. Neither the Company nor any of its Subsidiaries is in material default of any of its obligations under any Company Lease (and no event exists which upon the passage of time or the giving of notice would constitute a material default thereunder). Except as set forth in Schedule 3.15, to the Knowledge of the Company, no counterparty to any Company Lease is in default of any of its obligations under the applicable Company Lease (and no event exists which upon the passage of time or the giving of notice would constitute a default by such counterparty thereunder).

(b) To the Knowledge of the Company, there are no condemnation proceedings or eminent domain proceedings or sales or other dispositions in lieu of condemnation of any kind pending or threatened with respect to any portion of the Company Leased Real Property.

(c) Neither the Company nor any of its Subsidiaries has subleased any of the Company Leased Real Property to any third party or given any third party any license or other right to occupy any portion of the Company Leased Real Property.

(d) Except as disclosed on Schedule 3.14(d):

(i) the use of the Company Leased Real Property and occupancy and operation thereof and the conduct of the Company Business are in compliance in all material respects with all Environmental, Health and Safety Requirements applicable to the Company Business as presently conducted;

(ii) the Company or one of its Subsidiaries holds and is in compliance in all material respects with all licenses required under Environmental, Health and Safety Requirements applicable to the conduct of the Company Business as presently conducted;

(iii) neither the Company nor any of its Subsidiaries has received any written notice of any action by any Governmental Authority alleging a violation of or Liability under any Environmental, Health and Safety Requirements arising from the conduct of the Company Business;

(iv) there has been no release of any hazardous substance at, on or under any Company Leased Real Property, and no release by the Company or any of its Subsidiaries of any hazardous substance at, on or under any real property previously owned, leased or operated by the Company or any of its Subsidiaries, that is in violation of or is reasonably likely to lead to any Liability on the part of the Company or any of its Subsidiaries under any Environmental, Health and Safety Requirement; and

(v) neither the Company nor any of its Subsidiaries has transported to or arranged for the treatment, storage, or disposal of any hazardous substances at any off-site location in connection with the Company Business that has resulted or is reasonably likely to result in any Liability on the part of the Company or any of its Subsidiaries under applicable Environmental, Health and Safety Requirements.

3.15 Certain Contracts. Schedule 3.15 contains a true and correct list of all oral or written contracts and agreements related to the Company Business in effect or under which the parties thereto are operating as of the date hereof that fall within the following categories (each a “Material Company Contract” and collectively with the Employee Benefit Plans of the Company and Company Leases, the “Material Company Contracts”):

(a) any Contract with or to a labor union or guild (including any collective bargaining agreement);

(b) any lease or other contract right with respect to any real property;

(c) any Contract which would prohibit or delay the consummation of the transactions contemplated by this Agreement;

(d) any Contract under which (i) any Person has directly or indirectly guaranteed or assumed Indebtedness, Liabilities or obligations of the Company or any of its Subsidiaries or (ii) the Company or any of its Subsidiaries has directly or indirectly guaranteed Indebtedness, Liabilities or obligations of any Person, in each case in excess of $50,000 individually or $100,000 in the aggregate, other than underwriting, dealing, advisory, investment management and distribution Contracts entered into in the Ordinary Course or pursuant to the terms hereof;

(e) any Contract providing for the indemnification by the Company or any of its Subsidiaries of any Person (other than directors, managers and officers of the Company or any of its Subsidiaries) with respect to Liabilities, whether absolute, accrued, contingent or otherwise, that would reasonably be expected to be material to the Company Business;

(f) any Contract to cap fees, share fees or other payments, share expenses, waive fees or to reimburse or assume any or all fees or expenses thereunder not entered into in the Ordinary Course;

(g) any Contract that provides for earn-outs or other similar contingent obligations of the Company or any of its Subsidiaries;

(h) any Contract which contains a “clawback” or similar undertaking requiring the reimbursement or refund of any amounts material to such Contract (whether performance based or otherwise) paid to the Company or any of its Subsidiaries;

(i) any Contract that obligates the Company or any of its Subsidiaries to pay an amount in excess of $50,000 in any twelve (12) month period;

(j) any note, debenture, loan, credit or financing agreement or other evidence of indebtedness, including any Contract or commitment for future loans, credit or financing, by which the Company or any of its Subsidiaries is bound, in each case in excess of $50,000 individually or $100,000 in the aggregate;

(k) any joint venture agreement, partnership agreement or limited liability company agreement related to the Company Business or by which the Company or any of its Subsidiaries is bound, including the limited liability company agreement of the Company;

(l) any and all confidentiality, nondisclosure and proprietary information agreements related to the Company Business not entered into in the Ordinary Course;

(m) Contracts or commitments limiting the freedom of the Company, any of its Subsidiaries or any of its or their employees to engage in any line of business or to compete with or solicit for business, or employ or solicit for employment, any Person or limiting the conduct of the Company any of its Subsidiaries;

(n) any Contract relating to (i) any loan or advance to, or investment in, any Person by the Company or any of its Subsidiaries or (ii) the making of or obligation to make any such loan, advance or investment by the Company or any of its Subsidiaries, in each case in excess of $50,000 individually or $100,000 in the aggregate, other than margin loans made by the Company or any of its Subsidiaries in the Ordinary Course and travel, relocation and similar advances to Company Business Employees in the Ordinary Course and in an aggregate amount less than $10,000 for any Company Business Employee;

(o) any Contract that commits the Company or any of its Subsidiaries to make capital expenditures after the date hereof in an amount in excess of $25,000 individually or $50,000 in the aggregate;

(p) any Contract, subcontract, agreement or commitment pursuant to which the Company or any of its Subsidiaries outsources to, or subcontracts with, another business or Person, and the payments made to such other business or Person exceed $25,000 per year;

(q) any Contract relating to the future disposition or acquisition of any assets and properties that are, individually or in the aggregate, material to the Company Business;

(r) any material fidelity or surety bond or completion bond by which the Company or any of its Subsidiaries is bound;

(s) any indemnification agreement, guarantee or similar agreement for the benefit of any other Person, including any outstanding indemnities under prior acquisition or disposition documents by which the Company or any of its Subsidiaries is bound;

(t) any Contracts or commitments between the Company and its current (or former, if there are any continuing obligations) Subsidiaries, Affiliates, directors, managers, members, Company Business Employees or independent contractors, as applicable;

(u) any conciliation, settlement, or similar agreement or consent decree between the Company or any of its Subsidiaries and any Governmental Authority, and any court order under which the Company or any of its Subsidiaries has any continuing obligations;

(v) any Contracts by which the Company or any of its Subsidiaries grants or is granted any rights to any material Intellectual Property;

(w) any profit sharing, option, equity purchase, equity appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of its current or former directors, managers and officers of the Company or any of its Subsidiaries and Company Business Employees;

(x) any Contracts involving annual consideration in excess of $20,000 for the provision of the services of the Company Business by the Company or any of its Subsidiaries together with the provision of the services of any Affiliate of the Company;

(y) any Contract containing rights or obligations of the Company or any of its Subsidiaries that are based on or effective as a result of the transactions contemplated by this Agreement and the Related Agreements; and

(z) any other Contract, agreement or commitment material to the Company, any Subsidiary or the Company Business of a type that is not referred to in any of the other clauses of this Section 3.15.

The Company has previously made available to Cohen Brothers true and correct copies of all revenue sharing agreements, all loans made to Company Business Employees (including the amounts of such loans, maturity dates and the like), and all employment, severance, deferred compensation and change-of-control agreements with executive officers, key employees or consultants to which the Company or any of its Subsidiaries is a party, all of which are listed on Schedule 3.15. Except as set forth in Schedule 3.15, the Company has received no notice of, and has no Knowledge of, any breach of any Material Company Contract by any of the other parties thereto. Except as set forth in Schedule 3.15, neither the Company nor any of its Subsidiaries is in default under any Material Company Contract to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits and, to the Knowledge of the Company, there has not occurred any event that with the lapse of time or the giving of notice or both, would constitute such a default.

3.16 Intellectual Property.

(a) Schedule 3.16(a) sets forth, as of the date hereof, a complete list of all Company Owned Intellectual Property and Company Licensed Intellectual Property, and identifies which of such intellectual property is the subject of an application or registration. At the Closing, the Company will own the Company Owned Intellectual Property, and will have a right to use all Company Owned Intellectual Property and Company Licensed Intellectual Property, free and clear of all Liens, other than (i) any Liens previously disclosed to and approved of in writing by Cohen Brothers and (ii) license royalties, trademark renewal fees, patent maintenance fees and other periodic registration or maintenance fees paid in the Ordinary Course. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is in breach of any agreement to which the Company or any of its Subsidiaries is a party governing the provision or use of Company Licensed Intellectual Property.

(b) Except as set forth in Schedule 3.16(b), there is no litigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that involves a claim (i) alleging that the operation of the Company Business infringes, misappropriates, dilutes or otherwise violates a third party’s Intellectual Property rights or (ii) challenging the ownership, use, validity, enforceability or registrability of any Company Owned Intellectual Property or Company Licensed Intellectual Property. To the Knowledge of the Company, the Company Business as currently conducted does not infringe, misappropriate, or otherwise violate any third party’s Intellectual Property rights. The Company has not brought or threatened a claim against any third party (A) alleging infringement, misappropriation, dilution or other violation of any Company Owned Intellectual Property or (B) challenging any such third party’s ownership or use of or the validity, enforceability or registrability of, such third party’s Intellectual Property, and, to the Knowledge of the Company, there is no basis for a claim regarding any of the foregoing.

3.17 Taxes.

(a) Each of the Company and its Subsidiaries has timely filed, or has had timely filed on its behalf, all Tax Returns that were required to be filed by it or with respect to its assets, operations or business. All such Tax Returns were correct and complete in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Return. No claim has been made in writing or otherwise, by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(b) All Taxes owed by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) that are due and owing have been paid except for any such Taxes that (i) are being contested in good faith and set forth on Schedule 3.17 and (ii) with respect to taxable years or periods (or portions thereof) ending on or before the Closing Date, are included as a current tax liability (and not as a reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Reference Balance Sheet. The unpaid Taxes of the Company and each of its Subsidiaries (A) did not, as of the date hereof, exceed the amount of Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Reference Balance Sheet (rather than in any notes thereto) included as part of the Company Unaudited Financial Information and (B) will not exceed that amount as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and each of its Subsidiaries in filing its Tax Returns.

(c) The Company and each of its Subsidiaries has withheld or collected and paid or deposited all Taxes required to have been withheld or collected and paid or deposited in connection with amounts paid or owing to any Company Business Employee, independent contractor, creditor, stockholder, or other third party.

(d) There are no Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax.

(e) Schedule 3.17 lists all Tax Returns filed with respect to the Company or any of its Subsidiaries for taxable periods ended on or after December 31, 2004 and indicates those Tax Returns that have been audited. Schedule 3.17 indicates all Tax Returns that currently are the subject of audit. The Company has delivered (or made available) to Cohen Brothers correct and complete copies of all Tax Returns of the Company and its Subsidiaries filed with respect to taxable periods beginning on or after January 1, 2006, and examination reports and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries since January 1, 2006.

(f) There is no waiver of any statute of limitations currently in effect in respect of Taxes of the Company or any of its Subsidiaries nor any agreement to any extension of time with respect to a Tax assessment or deficiency, nor has any Seller or the Company received any written request to do so.

(g) Each of the Company and any of its Subsidiaries has not made any payments, is not obligated to make any payments, nor is it a party to any agreement that under certain circumstances could obligate it to make any payments that would not be deductible as a result of the application of Code Section 280G or would be subject to an excise tax under Code Section 409A or 4999.

(h) Each of the Company and any of its Subsidiaries is not a party to any Tax allocation, indemnity or sharing agreement.

(i) Each of the Company and any of its Subsidiaries (A) has never been a member of an affiliated group filing a consolidated federal income Tax Return and (B) does not have any liability for the Taxes of any Person under Treasury Regulation §1.1502-6 under the Code (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(j) The Company has provided to Cohen Brothers true and complete copies of any Tax elections affecting the character, source, timing and computation of income, gain, loss, deduction and credits of the Company or any of its Subsidiaries that would have a continuing effect after the Closing Date with respect to the Company, to the extent that such a Tax election has been made by the filing of a specific separate election with any Governmental Authority as opposed to any other Tax election such as one made by adoption of a method of accounting.

(k) Except as set forth on Schedule 3.17, neither the Company nor any of its Subsidiaries will be required to include any item of income in, nor will the Company or any of its Subsidiaries exclude any item of deduction from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code Section 481(a) (or any corresponding or similar provision of state, local or foreign income Tax law); (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) installment sale or open transaction disposition made on or prior to the Closing Date; or (D) prepaid amount received on or prior to the Closing Date.

(l) Each of the Company and its Subsidiaries, since their respective formations, has been validly treated, for both U.S. federal and state income tax purposes, as a partnership or a disregarded entity and has not elected to be treated for income tax purposes as a corporation.

(m) Neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership, or other arrangement or contract that could be treated as a partnership for federal income tax purposes.

(n) Neither the Company nor any of its Subsidiaries has received notice of a proposed reassessment of any property owned or leased by it that could increase the amount of Tax to which it would be subject, and except as set forth in Schedule 3.17 no such reassessment has occurred since the beginning of the earliest fiscal year reflected in the Company Audited Financial Information.

(o) Neither the Company nor any of its Subsidiaries has engaged in and has been a “material advisor” (as that term is defined in the regulations under Section 6112 of the

Code) with respect to, any “reportable transaction,” including any “listed transaction,” within the meaning of Sections 6011 and 6111 of the Code or Section 6707A(c)(1) of the Code and the applicable Treasury Regulations thereunder, or any other applicable federal law including any Internal Revenue Service ruling, procedure, notice or other pronouncement.

(p) No federal, state, local or foreign Tax audits or administrative or judicial Tax proceedings are pending or being conducted and there are no current disputes or claims with respect to Taxes of the Company or any of its Subsidiaries, or to the Knowledge of the Company, threatened with respect to the Company. The Company has not since January 1, 2006, received from any Governmental Authority (including jurisdictions where Company has not filed a Tax Return) any (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice or deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Authority against the Company. In addition, with respect to any such notices or requests received prior to January 1, 2006, all Tax matters related to any such notice or request have been settled by the Company and the relevant Governmental Authority or the statute of limitations related to such notice or request has expired.

(q) The Company does not presently have and has not in the past had a permanent establishment in any foreign country, as defined in any applicable Tax treaty or convention between the U.S. and such foreign country.

(r) The Company is in compliance with the requirements of Section 482 of the Code and the Treasury Regulations thereunder as they apply to transfer pricing between controlled entities, including the contemporaneous documentation requirements regarding transfer pricing policies.

(s) All Tax Returns required to be filed by the Company for periods beginning before the Closing Date (whether or not the period ends on such date) that have not been filed on or before the Closing Date are set forth in Schedule 3.17.

(t) No Seller is a “foreign person” within the meaning of Section 1445(f)(3) of the Code.

3.18 Company Capitalization.

(a) As of the date hereof, the authorized Company Equity consists of the Units, all of which are owned by the Sellers or the Departing Member, as set forth on Schedule 3.18(a). As of the date hereof, the Units are the only issued and outstanding equity interests in the Company and no Company Equity was reserved for issuance (including Company Equity underlying any outstanding options and other convertible securities of the Company).

(b) The Units have been duly authorized and validly issued and are fully paid and non-assessable, and were not issued in violation of any preemptive rights. Except as set forth on Schedule 3.18(b), there are no outstanding Company Options, options, warrants, convertible securities, “tag along” or “drag along” rights, voting rights, or any other rights, agreements, arrangements or commitments relating to the Company Equity obligating the Company or any of its Affiliates, at any time or upon the occurrence of certain events, to offer, issue, sell, transfer, vote, redeem or otherwise dispose of or sell any Company Equity.

3.19 Affiliate Transactions.

(a) Except for (i) Contracts that contain customary arms-length terms, (ii) Contracts in respect of services and products that are to be continued or provided pursuant to the Related Agreements and (iii) the Company’s limited liability company agreement, the Company is not a party to any Contract or arrangement with any Seller or any Affiliate of any Seller.

(b) Except for the Units and except as set forth in Schedule 3.19(b), no director or officer of the Company or any of its Subsidiaries or Company Business Employee (i) owns, directly or indirectly, any economic or ownership interest in (x) any property or asset, real or personal, tangible or intangible, used in or held for use in connection with or pertaining to the Company Business, (y) any Company Client or (z) any supplier, lessor, lessee or competitor of the Company, (ii) serves as a trustee, officer, director or employee of any Person that is a supplier, lessor, lessee or competitor of the Company, or (iii) has received any loans from or is otherwise a debtor of, or made any loans to or is otherwise a creditor of, the Company.

3.20 Derivative Products. Except as set forth in Schedule 3.20, neither the Company nor any of its Subsidiaries is a party to any interest rate swaps, caps, floors, option agreements, futures and forward Contracts or other similar risk management arrangements or derivative financial instruments entered into for the account of the Company or any of its Subsidiaries.

3.21 Brokers. Except as set forth on Schedule 3.21, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by this Agreement and the Related Agreements based upon arrangements made by or on behalf of the Company. The Sellers shall be solely responsible for any fees or commissions listed on Schedule 3.21.

3.22 Insurance. Schedule 3.22 sets forth the insurance policies maintained by the Company, together with the amount of coverage for each policy, the premium due dates (solely with respect to those Company maintained policies) and the dates of last payment, and indicates which of such insurance policies are claims-made policies and which of such policies are occurrence-based policies. To the Knowledge of the Company, the policies maintained by the Company provide insurance in such amounts and against such risks and losses as are generally maintained with respect to comparable companies and properties. All insurance policies maintained by the Company are in full force and effect (with respect to the applicable coverage periods), and the Company is not in default in any material respect of any of its obligations under any of such insurance policies. Except as set forth on Schedule 3.22, there are no outstanding claims against the Company’s insurance policies.

3.23 Absence of Certain Changes. Except for the matters contemplated by this Agreement and as set forth in Schedule 3.23, since December 31, 2009, the Company Business has been conducted in the Ordinary Course and (a) there has not been: (i) any change in the business, operations, properties, assets, condition (financial or otherwise) or results of the Company and its Subsidiaries taken as a whole which would reasonably be expected to have or cause a Material Adverse Effect; (ii) any damage, destruction or loss, whether or not covered by insurance, in an amount in excess of $50,000; (iii) any acquisition or disposition by the Company or any of its Subsidiaries of any material asset or property other than in the Ordinary Course; (iv) any declaration, setting aside or payment of any dividend or any other distribution in respect of the Units; (v) any material increase in compensation payable or to become payable by the Company or any of its Subsidiaries to their directors, managers or officers or the Company Business Employees; (vi) any entry by the Company or any of its Subsidiaries into any transaction other than in the Ordinary Course or as contemplated herein; or (vii) any change by the Company in accounting principles or methods; and (b) none of the Company or any of its Subsidiaries has (i) made, changed or rescinded any Tax election, except as required by applicable Requirements of Law; (ii) changed any annual Tax accounting period; (iii) changed any method of Tax accounting or filed any change in accounting method, except as required by applicable Requirements of Law; (iv) settled any Tax claim or assessment or surrendered any right to claim a Tax refund; (v) failed to timely file any Tax Return that relates in whole or in part to the Company or any of its Subsidiaries; or (vi) waived or extended the statute of limitations in respect of Taxes.

3.24 Transactions in Parent Common Stock. Since March 1, 2010, the Company has not entered into, and except as contemplated by this Agreement does not have any plan or intent to enter into, any transaction related to or involving the Parent Common Stock.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, severally and not jointly, hereby makes the following representations and warranties with respect to such Seller to Parent and Cohen Brothers as of the date hereof and as of the Closing.

4.1 Organization and Good Standing. Such Seller is an individual, a trust for the benefit of individuals or a Florida corporation, as the case may be. Such Seller, if not an individual, is duly organized or formed, validly existing and in good standing, as applicable, under the laws of the jurisdiction of its formation, with full power and authority to own, dispose of, operate and lease its assets and to carry on its business as currently conducted.

4.2 Ownership. As of the date of this Agreement, such Seller owns all of the Units set forth opposite its name on Schedule 3.18(a), and as of the Closing Date will own such Units, free and clear of all Liens.

4.3 Authorization; Binding Obligations.

(a) Such Seller has all necessary power and authority (including, if such Seller is a trust, each trustee’s having the authority under the applicable trust documents) to make, execute and deliver this Agreement and the Related Agreements to which it is a party and to perform all of the obligations to be performed by it hereunder and thereunder. The making, execution, delivery and performance by such Seller of this Agreement and the Related Agreements to which it is a party, if any, and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all necessary action on the part of such Seller. This Agreement has been and, as of the Closing Date, the Related Agreements to which such Seller is a party, if any, will be, duly and validly executed and delivered by such Seller, and assuming the due authorization, execution and delivery by Parent and Cohen Brothers, as applicable, and the Company, will constitute the valid, legal and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as the enforceability hereof and thereof may be limited by bankruptcy, insolvency, moratorium or other similar Requirements of Law, now or hereafter in effect, relating to or affecting the rights of creditors generally and the availability of specific remedies may be limited by legal and equitable principles of general applicability.

(b) The Sellers’ Representative has all power and authority to represent such Seller in accordance with the terms of this Agreement.

4.4 No Conflicts. Except as set forth in Schedule 4.4, the execution, delivery and performance by such Seller of this Agreement and each of the Related Agreements to which it is a party, if any, and the fulfillment of and compliance with the respective terms hereof and thereof by such Seller, do not and will not (a) conflict with or constitute a violation of the organizational documents of such Seller, (b) conflict with, result in a violation or breach of the terms, conditions or provisions of, constitute a default or event of default under (whether with or without due notice, the passage of time or both), or give any third party the right to modify, terminate or accelerate any obligation under any Contract by which such Seller is bound or to which any of its properties or assets is subject, except for any such conflicts, violations, breaches, defaults or rights that would not reasonably be expected to have a material adverse effect on the ability of such Seller to consummate the transactions contemplated hereby and thereby, (c) result in the creation of any Lien upon the Units held by such Seller pursuant to any Contract by which such Seller is bound or to which any of its properties or assets is subject or (d) require any Consent or other action (including, but not limited to, the payment of any amount of cash or cash equivalent, or delivery of any asset subject to a Lien) by, notice to, or filing with, any third party or Governmental Authority pursuant to any applicable Requirements of Law or any Contract by which such Seller is bound or to which any of its properties or assets is subject, except for any such actions, notices or filings which, if not obtained, would not, individually or in the aggregate, reasonably be expected to prevent, impair or delay the consummation of the transactions contemplated by this Agreement and the Related Agreements.

4.5 Brokers. Except as set forth on Schedule 3.21, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by this Agreement and the Related Agreements based upon arrangements made by or on behalf of the Company. The Sellers shall be solely responsible for any fees or commissions listed on Schedule 3.21.

4.6 Investment Decision.

(a) Such Seller, if receiving Cohen Brothers Units, is acquiring such Cohen Brothers Units for investment and not with a view to the distribution thereof within the meaning of the Securities Act or the applicable securities laws of any state. Such Seller, if receiving shares of Parent Common Stock, is acquiring such shares of Parent Common Stock for investment and not with a view to the distribution thereof within the meaning of the Securities

Act or the applicable securities laws of any state. Such Seller represents and warrants that such Seller (i) is a sophisticated investor with knowledge and experience in business and financial matters, (ii) has received certain information concerning Parent and Cohen Brothers, including but not limited to access to all documents publicly filed by Parent with the SEC, including the Cohen Brothers Operating Agreement, and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Parent Common Stock or Cohen Brothers Units, as applicable, and to ask questions and receive answers concerning the terms and conditions of this Agreement, an investment in Cohen Brothers, the business of Cohen Brothers and the finances related thereto, and (iii) is able to bear the economic risk and lack of liquidity inherent in holding the Parent Common Stock or Cohen Brothers Units, as applicable.

(b) Such Seller understands and acknowledges that (i) the Equity Consideration has not been registered or qualified under the Securities Act or any state securities laws, by reason of its issuance in a transaction exempt from the registration or qualification requirements of the Securities Act and applicable state securities laws, (ii) reliance on any exemptions from the registration or qualification requirements of the Securities Act and applicable state securities laws is predicated in part on the accuracy of such Seller’s representations and warranties herein and (iii) the Equity Consideration must be held by such Seller indefinitely unless a subsequent disposition thereof is registered or qualified under the Securities Act and applicable state securities laws or is exempt from such registration or qualification.

4.7 Litigation. Except as set forth in Schedule 4.7 there is no investigation, action, suit, proceeding, claim, arbitration or other litigation pending or, to the knowledge of such Seller, threatened, nor to the knowledge of such Seller has any event occurred or does any circumstance exist that may give rise to or serve as a basis for the commencement of any of the same, against or affecting such Seller that would reasonably be expected to affect the legality, validity or enforceability of this Agreement or any Related Agreement or prevent or materially delay the consummation of the transactions contemplated hereby or thereby.

4.8 Transactions in Parent Common Stock. Since March 1, 2010, no Seller has entered into, and except as contemplated by this Agreement no Seller has any plan or intent to enter into, any transaction related to or involving the Parent Common Stock.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND COHEN BROTHERS

Parent and Cohen Brothers hereby make the following representations and warranties to the Sellers as of the date hereof and as of the Closing.

5.1 Organization and Good Standing; Subsidiaries.

(a) Parent is a corporation duly formed, validly existing and in good standing under the laws of Maryland, with full power and authority to own, operate and lease its assets and to carry on its business as currently conducted. Parent is duly qualified or registered to do business and is in good standing (where applicable) as a foreign corporation in each jurisdiction in which the ownership, operation or leasing of its assets or the conduct of its business as currently conducted requires such qualification or registration, except for any failures to be so qualified, registered or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Each of Parent and Cohen Brothers has made available to the Sellers true and complete copies of its certificate of incorporation or formation, as the case may be, and bylaws or limited liability company agreement, as the case may be.

(b) Schedule 5.1(b) sets forth (i) a true and complete list of Parent’s direct and indirect Subsidiaries, (ii) the jurisdiction of formation of each such Subsidiary, and (iii) the equity interest in each such Subsidiary held by Parent or a Subsidiary of Parent. All of the issued and outstanding equity interests in each Subsidiary held by Parent or a Subsidiary of Parent have been duly authorized and are validly issued, fully paid and non-assessable. Other than as set forth on Schedule 5.1(b), there are no outstanding rights, warrants or options to acquire an equity interest in any of the Company’s Subsidiaries.

(c) Each Subsidiary of Parent is duly formed, validly existing and in good standing under the laws of its jurisdiction of formation, with full power and authority to own, operate and lease its assets and to carry on its business as currently conducted. Each Subsidiary of the Company is duly qualified or registered to do business and is in good standing (where applicable) as a foreign corporation, partnership or limited liability company, as the case may be, in each jurisdiction in which the ownership, operation or leasing of its assets or the conduct of its business as currently conducted requires such qualification or registration, except for any failures to be so qualified, registered or in good standing as would not reasonably be expected to have a Material Adverse Effect on the Company.

5.2 Capitalization; Equity Consideration. The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock, one share of Series A Voting Convertible Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), 4,983,557 shares of Series B Voting Non-Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”), 10,000 shares of Series C Junior Participating Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”), and 45,006,442 shares of undesignated preferred stock, par value $0.001 per share. As of April 29, 2010, there were (i) 10,471,527 shares of Parent Common Stock issued and outstanding, (ii) one share of Series A Preferred Stock issued and outstanding and (iii) zero shares of Series B Preferred Stock and Series C Preferred Stock issued and outstanding. Outstanding options, warrants, convertible securities, “tag along” or “drag along” rights, voting rights, stockholders rights plans or any other rights, agreements, arrangements or commitments relating to the Parent Equity obligating Parent or any of its Affiliates, at any time or upon the occurrence of certain events, to offer, issue, sell, transfer, vote, redeem or otherwise dispose of or sell any Parent Equity, are disclosed in the Parent’s Public Filings pursuant to applicable Requirements of Law.

(b) The Investor Equity has been duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and will not issued in violation of any preemptive rights.

(c) The Cohen Brothers Units to be issued to the Management Sellers have been duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and will not be issued in violation of any preemptive rights. The shares of Parent Common Stock that may be issued upon redemption of the Cohen Brothers Units have been duly authorized and, if and when issued upon such redemption, will be validly issued, fully paid and non-assessable, and will not be issued in violation of any preemptive rights.

5.3 Authorization; Binding Obligations. Each of Parent and Cohen Brothers has all necessary power and authority to make, execute and deliver this Agreement and the Related Agreements to which it is a party and to perform all of the obligations to be performed by it hereunder and thereunder. The making, execution, delivery and performance by each of Parent and Cohen Brothers of this Agreement and the Related Agreements to which each is a party, and the consummation by each of them of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate or limited liability company action on the part of Parent or Cohen Brothers, as applicable. This Agreement has been and, as of the Closing Date, the Related Agreements will be, duly and validly executed and delivered by Parent and Cohen Brothers, as applicable, and assuming the due authorization, execution and delivery by the Sellers party thereto, each of this Agreement and the Related Agreements will constitute the valid, legal and binding obligation of Parent and Cohen Brothers, enforceable against each of them in accordance with its terms, except that the enforceability hereof and thereof may be limited by bankruptcy, insolvency, moratorium or other similar Requirements of Law, now or hereafter in effect, relating to or affecting the rights of creditors generally and the availability of specific remedies may be limited by legal and equitable principles of general applicability. Consummation of the transactions contemplated herein shall not trigger or otherwise cause a breach under the terms of any shareholder rights plan or arrangement of Parent or Cohen Brothers currently in effect.

5.4 Compliance with Securities Laws. Neither Parent nor Cohen Brothers is acquiring the Units with a view to the distribution thereof, and neither Parent nor Cohen Brothers will sell, offer for sale, pledge, transfer or otherwise dispose of such Units or any interest therein except in compliance with the Securities Act and any other applicable federal and state securities laws.

5.5 No Conflicts. Except as set forth in Schedule 5.4, the execution, delivery and performance by each of Parent and Cohen Brothers of this Agreement and each of the Related Agreements to which it is a party, and the fulfillment of and compliance with the respective terms hereof and thereof by Parent and Cohen Brothers, do not and will not (a) conflict with or constitute a violation of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other constituent documents of Parent or Cohen Brothers, (b) conflict with, result in a violation or breach of the terms, conditions or provisions of, constitute a default or event of default under (whether with or without due notice, the passage of time or both), or give any third party the right to modify, terminate or accelerate any obligation under any Contract by which Parent or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject, except for any such conflicts, violations, breaches, defaults or rights that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or Cohen Brothers or an adverse effect on the ability of Parent or Cohen Brothers to consummate the transactions contemplated hereby and thereby, or

(c) require any Consent or other action by, notice to, or filing with, any third party or Governmental Authority pursuant to any applicable Requirements of Law or any Contract by which Parent or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject, except for any such actions, notices or filings as may be required by FINRA, or which if not obtained would not, individually or in the aggregate, reasonably be expected to (i) prevent, impair or delay the consummation of the transactions contemplated by this Agreement and the Related Agreements or (ii) have a Material Adverse Effect on Parent or Cohen Brothers.

5.6 Public Filings.

(a) Parent has filed with the SEC all documents (including exhibits and any amendments thereto) required to be so filed by it since December 31, 2008 pursuant to applicable Requirements of Law. As of its filing date, except as set forth in a subsequent Public Filing filed prior to the date of this Agreement, each Public Filing complied as to form in all material respects with the applicable Requirements of Law as in effect on its respective filing date.

(b) No Public Filing, as amended, superseded or supplemented, that was filed pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. There is no event or circumstance which exists that requires Parent, pursuant to SEC rules and regulations, to file an amendment to any Public Filing to include any material fact in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(c) No Public Filing that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment or supplement became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(d) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included in the Public Filings (i) are complete in all material respects, (ii) have been derived from the books of account and other financial records of the Parent and (iii) have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto). Such financial statements fairly and accurately present the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and their consolidated results of operations and cash flows for the respective periods then ended (subject to normal and recurring year-end adjustments in the case of any unaudited interim financial statements).

5.7 Internal Controls. Parent maintains Internal Controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of the assets of Parent in reasonable detail, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent.

5.8 Litigation. Except as has been disclosed in the Public Filings or as set forth on Schedule 5.8, there is no investigation, action, suit, proceeding, claim, arbitration or other litigation pending or, to the Knowledge of Parent, threatened, nor to the Knowledge of Parent has any event occurred or does any circumstance exist that may give rise to or serve as a basis for the commencement of any of the same, against or affecting Parent, any of its Subsidiaries or its business that individually, or together with all other such investigations, actions, suits, proceedings, claims, arbitrations or other litigation (a) would reasonably be expected to have a Material Adverse Effect on Parent; or (b) would reasonably be expected to affect the legality, validity or enforceability of this Agreement or any Related Agreement or prevent or materially delay the consummation of the transactions contemplated hereby or thereby. Except as has been disclosed in the Public Filings, there are no judgments, injunctions, writs, orders or decrees of any Governmental Authority binding or, to the Knowledge of Parent, threatened to be imposed upon Parent or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

5.9 Material Contracts; Affiliate Transactions. Parent has disclosed in the Public Filings all material Contracts of Parent, Cohen Brothers and their Subsidiaries that are currently in effect or under which the parties thereto are operating as of the date hereof for which disclosure is required pursuant to Items 601 and 404 of Regulation S-K.

5.10 Compliance with Requirements of Law.

(a) Except as disclosed in the Public Filings or as set forth on Schedule 5.10(a), Parent and its Subsidiaries are, and since December 31, 2008 have been, in compliance in all material respects with all Requirements of Law. Since December 31, 2008, except as set forth on Schedule 5.8, neither Parent nor any of its Subsidiaries has received any written or oral notice from (and Parent does not otherwise have any Knowledge of) any Governmental Authority that (i) alleges any noncompliance with any Requirement of Law relating to Parent’s business or (ii) Parent or any of its Subsidiaries is under any investigation by any such Governmental Authority for alleged noncompliance with any Requirement of Law relating to Parent’s business, which alleged noncompliance, if proven, would have a Material Adverse Effect on Parent.

(b) (i) Parent holds all Permits that are required in order to conduct its business in the manner presently conducted under and pursuant to all Requirements of Law in all material respects; (ii) all such Permits are in full force and effect and are not subject to any suspension, cancellation, modification, revocation or any proceedings or investigations related thereto, and, to the Knowledge of Parent, no such suspension, cancellation, modification, revocation, proceeding or investigation is threatened, nor do facts exist which would reasonably form the basis for any such suspension, cancellation, modification, revocation, proceeding or investigation, except for any such suspensions, cancellations, modifications, revocations, proceedings or investigations that, individually or the in aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent; and (iii) Parent is not in default, and no condition exists that with notice or lapse of time or otherwise would constitute a default, under any such Permit that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent.

(c) Neither Parent nor any of its Subsidiaries is subject to or bound by any Requirement of Law, other than Requirements of Law imposed on similarly situated broker-dealers, that restricts the business of Parent or relates to their capital adequacy, credit policies or management.

5.11 Employee and Employment Matters. Each Employee Benefit Plan of Parent or Cohen Brothers (including each related trust, insurance contract and fund) is, and its administration (including, without limitation, with respect to reporting and disclosure) is and has been, in material compliance with its terms and, to the extent applicable, with ERISA, the Code (including, without limitation, all tax rules compliance with which is required for any intended favorable tax treatment) and any and all other applicable Requirements of Law. Except as set forth in Schedule 5.11: (i) no employee of Parent or any of its Subsidiaries is represented in his or her capacity as an employee of Parent or such Subsidiary by any labor organization; (ii) Parent and its Subsidiaries have not recognized, or entered into any collective bargaining agreement or union contract with, any labor organization, nor has any labor organization been elected as the collective bargaining agent of any of their employees; (iii) there is no union organization activity involving any of the employees of Parent and its Subsidiaries pending or, to the knowledge of Parent, threatened, nor has there ever been union representation involving any of such employees; (iv) there is no picketing pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, and there are no strikes, slowdowns, work stoppages, other job actions, lockouts, arbitrations, grievances or other labor disputes involving any of the employees of Parent or its Subsidiaries pending or, to the knowledge of Parent, threatened; (v) there are no material complaints, charges or claims against Parent or any of its Subsidiaries pending or, to the knowledge of Parent, threatened before or by any public or Governmental Authority, arbitrator or court based on, arising out of or in connection with, or otherwise relating to the employment of, termination of employment of or failure to employ any individual by Parent or any of its Subsidiaries; (vi) Parent and its Subsidiaries are in compliance in all material respects with all Requirements of Law, regulations and orders relating to the employment of labor, including all such Requirements of Law, regulations and orders relating to wages, hours, the Fair Labor Standards Act, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” law, collective bargaining, discrimination, civil rights, safety and health, and workers’ compensation; and (vii) there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act with respect to Parent or any of its Subsidiaries within the past six months.

5.12 Taxes. Each of Parent and its Subsidiaries has timely filed, or has had timely filed on its behalf, all Tax Returns that were required to be filed by it or with respect to its assets, operations or business. All such Tax Returns were correct and complete in all material respects. All Taxes owed by Parent or any of its Subsidiaries (whether or not shown on any Tax Return) that are due and owing have been paid except for any such Taxes that are being contested in good faith or are otherwise reserved for, in accordance with GAAP, on Parent’s financial statements. Parent and its Subsidiaries have withheld or collected and paid or deposited all Taxes required to have been withheld or collected and paid or deposited in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. There are no Liens on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax. Except as disclosed in the Public Filings, no material federal, state, local or foreign Tax audits or administrative or judicial Tax proceedings are pending or being conducted and there are no current material disputes or claims with respect to Taxes of Parent or any of its Subsidiaries, or to the Knowledge of Parent, threatened with respect to Parent.

5.13 Absence of Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries is subject to any material claims, Liabilities or obligations (whether known, unknown, absolute, accrued, contingent or otherwise) and, to the Knowledge of Parent, there are no existing conditions, situations or facts that could reasonably be expected to result in any claim, Liability or obligation, except (a) as and to the extent to which a reserve has been established on, the most recent balance sheet filed as a part of any Public Filing or has been disclosed in such Public Filing, (b) claims, obligations and Liabilities that are incurred in the Ordinary Course after the date of the most recent balance sheet filed as a part of any Public Filing, or (c) as set forth in Schedule 5.13.

5.14 Absence of Certain Changes. Except for the transactions contemplated by this Agreement and as set forth in Schedule 5.14, since December 31, 2009, the business of Parent and its Subsidiaries has been conducted in the Ordinary Course and there has not been any change in the business, operations, properties, assets, condition (financial or otherwise) or results of the Parent and its Subsidiaries taken as a whole which would reasonably be expected to have or cause a Material Adverse Effect on the Parent.

5.15 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by this Agreement and the Related Agreements based upon arrangements made by or on behalf of Parent or its Subsidiaries, except those for which Parent will be solely responsible.

ARTICLE 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Confidentiality. In addition to the terms, provisions and covenants of the Confidentiality Agreement, dated February 5, 2010, by and between Parent and the Company (the “Confidentiality Agreement”), which shall remain in full force and effect with respect to Parent, its Subsidiaries, the Company, its Subsidiaries and the Sellers until Closing and beyond, in accordance with its terms, the Parties acknowledge that, in the course of evaluating the transactions contemplated hereby, each Party and its representatives have and will become aware of Confidential Information and documents of or relating to the Company, Parent and their respective Subsidiaries and Affiliates, and that use of such Confidential Information and documents, or communication of such Confidential Information or the information contained in such documents, to third parties, could be detrimental to the other Parties. Each Party (each a “Receiving Party”) covenants that prior to Closing, all Confidential Information and documents concerning the other Parties (each a “Disclosing Party”) reviewed by a Receiving Party or its representatives in connection with this Agreement or the transactions contemplated hereby shall be maintained in confidence and shall not be disclosed or used by the Receiving Party or its representatives without the Disclosing Party’s prior written consent, unless such Confidential Information or documents (i) were, are now or become publicly available (other than through disclosure by a Receiving Party or its representatives), (ii) are required to be disclosed pursuant to any Requirement of Law, (iii) were disclosed to a Receiving Party by a third party not subject to any duty of confidentiality to the Disclosing Party, (iv) in the case of Parent, are required to be disclosed by the rules of a securities exchange on which Parent may from time to time be listed or the SEC, or (v) are required to be disclosed for the purpose of acquiring any Consents. In the event that a Receiving Party or any of its representatives is required, pursuant to any Requirement of Law or in order to obtain any Consent contemplated by this Agreement, to disclose any such Confidential Information or documents referred to in this Section 6.1, such Receiving Party shall, to the extent reasonably practicable, provide the Disclosing Party with prompt written notice before such disclosure, sufficient to enable the Disclosing Party either to seek a protective order, at its expense, or another appropriate remedy mitigating, preventing or prohibiting such disclosure or to waive compliance with the provisions of this Section 6.1, or both; provided that with respect to any Consent contemplated by this Agreement, the Disclosing Party shall not, through its efforts to protect such Confidential Information or documents, prevent or unreasonably delay the delivery of such Consent. In the event that the Closing shall not occur, the Receiving Party shall, and shall cause its representatives, to keep confidential and not use any such Confidential Information or documents unless such Confidential Documents or documents are required to be disclosed pursuant to any Requirements of Law; provided that in such event, such Receiving Party shall, to the extent reasonably practicable, provide the Disclosing Party with prompt written notice before such disclosure, sufficient to enable the Disclosing Party either to seek a protective order, at its expense, or another appropriate remedy mitigating, preventing or prohibiting such disclosure or to waive compliance with the provisions of this Section 6.1, or both.

6.2 Conduct of Business Until Closing. Except as set forth in Schedule 6.2 or as otherwise provided in this Agreement, or as Cohen Brothers may otherwise consent to, on and after the date hereof and prior to the Closing Date, the Company and its Subsidiaries shall:

(a) not amend their organizational documents;

(b) not effect any transactions relating to the disposition of any of their assets, other than in the Ordinary Course;

(c) (i) conduct the Company Business in the Ordinary Course, (ii) use commercially reasonable efforts to preserve the Company’s current business organization and existing business relationships, (iii) maintain their property in substantially the condition currently existing, normal wear and tear excepted, and (iv) not intentionally take or fail to take any action outside the Ordinary Course that would cause any of the representations and warranties set forth in Article 3 to be untrue or incorrect in any material respect at any time on or after the date hereof and through the Closing Date;

(d) not make any distribution or declare, pay or set aside any dividend with respect to, or split, combine, redeem, reclassify, purchase or otherwise acquire, directly or indirectly, any of their equity interests or securities, debt securities, or voting interests, or make any other changes in their capital structure;

(e) except as required by applicable Requirements of Law or an existing Employee Benefit Plan or Contract, not (i) increase the compensation or benefits of any of their directors, members, managers, officers or investment professionals, or any Company Business Employee, other than routine wage or salary increases in the Ordinary Course, (ii) adopt any amendment to an Employee Benefit Plan, (iii) grant or agree to grant any severance or termination pay or enter into any Contract to make or grant any severance or termination pay, or pay any bonus outside the Ordinary Course, (iv) enter into, amend or modify any employment, consulting, severance, termination or similar agreement with any of their directors, managers or officers, or any Company Business Employee or consultant entitled to annual compensation in excess of $200,000 (other than in connection with the transactions contemplated by this Agreement), (v) accelerate the payment of compensation or benefits to any of their directors, members, managers, officers or employees, including any awards under an Employee Benefit Plan (including any rights to acquire any Company Equity) other than as required by applicable Requirements of Law or in accordance with or to facilitate the transactions contemplated by this Agreement, (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Benefit Plan, change any actuarial or other assumption used to calculate funding obligations with respect to any pension plan or change the timing or manner in which contributions to any pension plan are made or the basis on which such contributions are determined, or (vii) take any action that could give rise to severance benefits payable to their officers, directors or managers or Company Business Employees as a result of consummation of any of the transactions contemplated by this Agreement;

(f) not (i) merge with or into, consolidate with or acquire all or substantially all of the stock or assets of any other Person; (ii) enter into, amend or become subject to any limited liability company agreement, joint venture, partnership, strategic alliance, holders’ agreement, co-marketing, co-promotion, joint development or similar arrangement, except in the Ordinary Course; (iii) enter into, terminate or amend any Material Company Contract (except to the extent necessary to obtain any consents for transfer contemplated by this Agreement); (iv) amend, breach, terminate or allow to lapse any Permit relating to the Company Business, other than (A) amendments required by applicable Requirements of Law or (B) in the Ordinary Course; or (v) except in the Ordinary Course, sell, lease or grant any option to buy or lease, give a security interest in or otherwise create any Lien (other than a lien specifically approved in writing by Cohen Brothers) on any of their assets;

(g) not make any commitments or agreements for capital expenditures in excess of $25,000 individually, or $50,000 in the aggregate;

(h) not sell, license to another Person or transfer any Intellectual Property;

(i) not pay, discharge, settle or satisfy any claims, Liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $25,000, or waive any benefits of or agree to modify any confidentiality, standstill, non-solicitation or similar agreement to which any of them is a party;

(j) not incur, assume or guarantee (including by way of any agreement to “keep well” or of any similar arrangement), or cancel or waive any claims under, any Indebtedness, or amend or modify the terms relating to any such Indebtedness, in each case except in the Ordinary Course;

(k) not create, issue or sell, or grant any option or other right to subscribe for, purchase or redeem, any of their securities;

(l) not change any financial accounting principle, method or practice (including any principles, methods or practices relating to the estimation of reserves or other Liabilities), other than changes required by GAAP or Requirements of Law or required to be implemented during such period;

(m) not enter into any binding agreement or arrangement with the IRS (or any similar Tax authority) which relates to any period or periods after the Effective Time, nor change any Tax accounting method or practice;

(n) use commercially reasonable efforts to comply in all material respects with all applicable material Requirements of Law affecting or relating to them;

(o) not enter into any transaction related to or involving the Parent Common Stock; and

(p) not enter into any agreement (conditional or otherwise) to do any of the foregoing prohibited acts.

6.3 Covenant Not To Compete.

(a) Non-Compete. Each of the Sellers and each of the Management Employees acknowledges and agrees that the Company Business is conducted within the U.S. and that the Company’s reputation and goodwill are an integral part of its business success throughout the U.S. If any Seller or Management Employee deprives Cohen Brothers of the Company’s goodwill or in any manner utilizes its reputation or goodwill in competition with Cohen Brothers, Cohen Brothers will be deprived of the benefits it has paid for pursuant to this Agreement. Accordingly, as an inducement for Cohen Brothers to enter into this Agreement, each Seller and Management Employee agrees that for a period ending on the third anniversary of the Closing Date (the “Non-Competition Period”), such Seller or Management Employee shall not, without Cohen Brothers’ prior written consent, directly or indirectly, own a controlling interest in, or manage or operate, any company, organization or business in the U.S., that is engaged in the broker-dealer business. Notwithstanding the foregoing, no Seller or Management Employee shall be prohibited from acquiring any thrift or bank that owns and operates a broker/dealer; provided, however, that any such acquired broker/dealer business shall be subject to the non-solicitation obligations set forth and described in Section 6.3(b) below. Nothing contained in this Section 6.3 shall prevent any Seller or Management Employee from owning the Parent Common Stock and Cohen Brothers Units to be issued as Equity Consideration as a result of the transactions contemplated hereby. In the event the agreement in this Section 6.3 shall be determined by a court of competent jurisdiction to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of its being too extensive in any other respect, it shall be interpreted to extend only over the maximum period of time for which it may be enforceable and/or over the maximum geographical area as to which it may be enforceable and/or to the maximum extent in all other respects as to which it may be enforceable, all as determined by such court in such action.

(b) No Solicitation. During the Non-Competition Period, no Seller or Management Employee nor any Affiliate of any Seller or Management Employee shall, without the prior written consent of Cohen Brothers, directly or indirectly, hire, offer to hire or entice away (whether as a employee or consultant) or in any other manner persuade or attempt to solicit any officer or agent of the Company or Company Business Employee to discontinue his or her relationship with the Company and/or Parent or any of their respective Subsidiaries; provided, however, that this Section 6.3(b) shall not apply if such officer, Company Business Employee or agent is hired as a result of a general, public solicitation for employment not specifically targeted to employees of Parent, the Company or any of their respective Subsidiaries engaged in the broker/dealer business.

(c) Remedies. Each Seller and Management Employee acknowledges that a breach of the covenants contained in this Section 6.3 will cause irreparable damage to Parent, the exact amount of which will be difficult to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, each Seller and Management Employee agrees that if it breaches the covenants contained in this Section 6.3, in addition to any other remedy that may be available at law or in equity, Parent shall be entitled to specific performance and injunctive relief, without posting bond or other security.

6.4 Taxes.

(a) The Sellers shall cause the Company and each of its Subsidiaries to timely file all Tax Returns required to be filed by it for any taxable period ending on or before the Closing Date, and the Sellers shall pay, or cause to be paid, all Taxes shown due thereon, but only to the extent that those Taxes exceed the amount, if any, of such Taxes included as a current Tax Liability in the determination of the Final Tangible Net Worth. All such Tax Returns shall be prepared in a manner consistent with prior practice (except as otherwise required by applicable Requirements of Law). With respect to such Tax Returns with a due date of filing after the Closing Date (taking into account valid extensions), the Sellers’ Representative shall provide to Cohen Brothers copies of such completed Tax Returns, along with supporting workpapers, for Cohen Brothers’ review and reasonable approval at least thirty (30) days before the due date for filing such return (or, if required to be filed within fifteen (15) days after the Closing or within thirty (30) days after the end of the taxable period to which such Tax Return relates, as soon as possible following the Closing or the end of such taxable period, as the case may be). The Sellers’ Representative and Cohen Brothers shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing. In the event that the Sellers’ Representative and Cohen Brothers are unable to resolve any dispute with respect to such Tax Return at least ten (10) days prior to the due date for filing, such dispute shall be resolved by the Accountant, whose determination shall be binding on the parties. If the dispute is not resolved by the Accountant at least three (3) days prior to the due date for filing, then such Tax Return shall be filed as prepared by the Sellers, subject to subsequent amendment that may be necessary to reflect the Accountant’s ultimate resolution of the dispute. The Sellers and Cohen Brothers shall each pay one-half of the fees and expenses of the Accountant.

(b) Cohen Brothers shall cause the Company and each of its Subsidiaries to timely file all Tax Returns required to be filed by it for any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”) and, subject to the rights to payment from the Sellers under Section 6.4(c), pay or cause to be paid all Taxes shown due thereon. All such Tax Returns (“Straddle Returns”) shall be prepared in a manner consistent with prior practice (except as otherwise required by applicable law). If any Tax shown as due on a Straddle Return is payable by the Sellers (taking into account indemnification obligations hereunder), a copy of such return along with supporting workpapers shall be provided by Cohen Brothers to the Sellers’ Representative for review and reasonable approval at least thirty (30) days before the due date for filing such Straddle Return (or, if required to be filed within fifteen (15) days after the Closing or within thirty (30) days after the end of the taxable period to which such Straddle Return relates, as soon as possible following the Closing or the end of such taxable period, as the case may be). The Sellers’ Representative and Cohen Brothers shall attempt in good faith to resolve any disagreements regarding such Straddle Return prior to the due date for filing. In the event that the Sellers’ Representative and Cohen Brothers are unable to resolve any dispute with respect to such Straddle Return at least ten (10) days prior to the due date for filing, such dispute shall be resolved by the Accountant, which resolution shall be binding on the parties. If the dispute is not resolved by the Accountant at least three (3) days prior to the due date for filing, then such Straddle Return shall be filed as prepared by Cohen Brothers, subject to subsequent amendment that may be necessary to reflect the Accountant’s ultimate resolution of the dispute. The Sellers and Cohen Brothers shall each pay one-half of the fees and expenses of the Accountant.

(c) Not later than ten (10) days prior to the due date for the payment of Taxes on any Tax Returns which Cohen Brothers has the responsibility to cause to be filed pursuant to Section 6.4(b), the Sellers shall pay to the Company or a Subsidiary, as applicable, the amount of Taxes, as agreed to by the Sellers’ Representative and Cohen Brothers or as resolved by the Accountant, as the case may be, owed by the Sellers pursuant to the provisions of Section 9.2, except to the extent that such Taxes are included as a current Tax liability in the determination of the Final Tangible Net Worth. No payment pursuant to this Section 6.4(c) shall excuse the Sellers from their indemnification obligations pursuant to Section 6.4(b) if the amount of Taxes as ultimately determined (on audit or otherwise) for the periods covered by such Tax Returns exceeds the amount of the Sellers’s payment under this Section 6.4(c).

(d) To the extent permitted by law, the Sellers, Cohen Brothers, the Company and all of their Affiliates, as applicable, shall cause each taxable period of the Company and each of its Subsidiaries to close as of the Closing Date. For purposes of this Article 6, whenever it is necessary to determine the liability for Taxes of the Company or any of its Subsidiaries for a Straddle Period, the Taxes attributable to a Straddle Period shall be allocated to the Sellers for the period up to the close of business on the Closing Date (the payment of which shall be the responsibility of the Sellers except to the extent that such Taxes are included as a current Tax liability in the determination of the Final Tangible Net Worth), and to the Company or any of its Subsidiaries, as the case may be, for the period subsequent to the Closing Date. The Sellers and Cohen Brothers agree that, in the case of any Straddle Period, the amount of any Taxes based on or measured by income or receipts of the Company and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time), provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period. The amount of other Taxes (including real, personal and intangible property Taxes and any other Taxes levied on a per diem basis) of the Company and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(e) Cohen Brothers and the Sellers covenant and agree to cooperate with each other regarding Tax matters as follows:

(i) Cohen Brothers and the Sellers shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Section 6.4 and any audit, litigation or other proceeding with respect to Taxes of the Company and its Subsidiaries. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Cohen Brothers, the Company and the Sellers agree (A) to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Cohen Brothers or the Sellers, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so request, the Company and its Subsidiaries or the Sellers, as the case may be, shall allow the other Party to take possession of such books and records.

(ii) Cohen Brothers and the Sellers further agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(iii) Cohen Brothers and the Sellers further agree, upon request, to provide the other Party with all information that either Party may be required to report pursuant to Code § 6043, or Code § 6043A, or Treasury Regulations promulgated thereunder.

(f) All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (excluding Seller or any entity-level gains or income tax triggered by the sale of Company Equity, which shall be the sole responsibility of the Sellers), shall be paid one half by Cohen Brothers and one half by the Sellers when due, and the Sellers will file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees and, if required by applicable law, Cohen Brothers will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. Expenses incurred with respect to such filing will be paid one half by Cohen Brothers and one half by the Sellers.

(g) The Parties acknowledge that, consistent with the principles of Revenue Ruling 99-6, 1999-1 C.B. 432, the sale and contribution of the Units to Cohen Brothers shall be treated for U.S. federal income Tax purposes as an acquisition of the assets of the Company by Cohen Brothers as to Cohen Brothers and the sale and contribution of partnership interests as to the Sellers and shall treat the exchange of each Management Seller’s portion of the Contributed Units for such Management Seller’s pro rata portion of Management Equity as a contribution of property by each Management Seller to Cohen Brothers under Code Section 721 (the “Intended Tax Treatment”). The Parties shall report the Tax consequences of the sale and contribution of the Units in a manner consistent with the Intended Tax Treatment and shall not take any position inconsistent therewith in connection with any Tax Return, refund claim, litigation or otherwise, unless and to the extent required to do so pursuant to applicable Requirements of Law.

6.5 Employees of the Company.

(a) Employee Compensation and Benefits. From and after the Closing, Parent or Cohen Brothers shall, or shall cause the Company to, maintain and continue the compensation arrangements and Employee Benefit Plans of the Company in effect immediately prior to the Closing.

(b) Retiree Welfare Benefits. Except as required pursuant to any Requirement of Law and Sections 601 through 608 of ERISA, the Company and its Subsidiaries and Cohen Brothers shall not have any obligation to provide welfare benefits to any former employees, officers, directors or consultants of the Company or its Affiliates after the Closing Date.

(c) COBRA. After the Closing Date, the Company shall be responsible for the continuation of health plan coverage, in accordance with the requirements of COBRA and Sections 601 through 608 of ERISA, for any Company Business Employee, or qualified beneficiary under a group health plan of the Company, who, prior to the Effective Time, is receiving or is entitled to receive COBRA benefits or who loses health coverage in connection with the transactions contemplated in this Agreement.

(d) No Third-Party Beneficiary. No provision contained herein shall be intended to, nor construed to, be an amendment to any Employee Benefit Plan. No provision of this Agreement, including without limitation this Section 6.5, shall create any third-party beneficiary rights in any Person, including without limitation Company Business Employees or former employees (including any beneficiary or dependent thereof) of the Company or any of its

Subsidiaries, unions or other representatives of such Company Business Employees or former employees, or trustees, administrators, participants, or beneficiaries of any Employee Benefit Plan, and no provision of this Agreement, including this Section 6.5, shall create such third-party beneficiary rights in any such Person in respect of any benefits that may be provided, directly or indirectly, under any Employee Benefit Plan, including the currently existing Employee Benefit Plan.

6.6 Certain Waivers. Effective upon the Closing, each Seller shall be deemed to have irrevocably waived, released and discharged the Company and its Subsidiaries from any and all Liabilities and obligations to such Seller of any kind or nature whatsoever, in its capacity as a member of the Company, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any agreement or understanding (other than under this Agreement or any of the Related Agreements) or otherwise at law or equity, and such Seller shall be deemed to have agreed that it shall not seek to recover any amounts in connection therewith or thereunder from the Company or any of its Subsidiaries; provided that the waivers contained in this Section 6.6 shall not apply to (i) claims arising under this Agreement or any Related Agreement, (ii) any claims for which the facts or circumstances giving rise to such claim first arise following the Closing Date, or (iii) any claims covered by directors and officers insurance policies of the Company existing on the day prior to the date hereof. Notwithstanding the foregoing, no Seller shall be deemed to have waived, released or discharged the requirement of the Company to indemnify such Seller pursuant to Article 12 of the Company Operating Agreement.

6.7 Books and Records. From and after the Closing, subject to appropriate confidentiality agreements, Cohen Brothers shall provide the Sellers’ Representative and its representatives with reasonable access, for any reasonable purpose, including but not limited to (a) preparing Tax Returns, or (b) defending any claim in respect of which a notice of claim has been served on any Seller, during normal business hours, to all relevant books and records, including, but not limited to, accounting and Tax records, sales and purchase documents, notes, memoranda, and any other electronic or written data (“Records”). Unless otherwise consented to in writing by the Sellers’ Representative, Cohen Brothers shall not, for a period of ten (10) years following the date hereof or such longer period as retention thereof is required by applicable Requirements of Law, destroy, alter or otherwise dispose of (or allow the destruction, alteration or disposal of) any of the Records without first offering to surrender such Records to the Sellers’ Representative.

6.8 Public Announcements. The Sellers’ Representative, the Sellers, Parent, Cohen Brothers and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by any Requirements of Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference or conference call before such consultation.

6.9 Filings and Approvals. Immediately following execution of this Agreement the Parties shall proceed expeditiously and in good faith to make such filings, seek such approvals and take all such other actions as may be reasonably necessary to satisfy the conditions to Closing, including, without limitation, making any filings required to be made with FINRA. Each Party shall consult with the other Party with respect to the obtaining of all Consents of all Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement to the extent reasonably practicable, and each Party shall keep the other Party apprised of the status of material matters relating to completion of the transactions contemplated by this Agreement. Each Party shall, upon request, furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and equityholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of its Subsidiaries to any third party or Governmental Authority in connection with the Closing; provided, however, in the event that information is required regarding any individual person, such information need not be provided to any other Party. Each Party shall use commercially reasonable best efforts to obtain all Consents necessary to consummate the transactions contemplated by this Agreement.

6.10 Exclusivity. Except as explicitly permitted in this Section 6.10, none of the Sellers, the Company or any of their respective officers, directors, members, managers, employees or other agents or representatives will, at any time prior to the termination of this Agreement under Section 10.1, directly or indirectly, (i) take any action to solicit, initiate or encourage the making of any Acquisition Proposal, or (ii) discuss or engage in negotiations concerning any Acquisition Proposal with, or further disclose any non-public information relating to the Company Business to, any Person in connection with an Acquisition Proposal, in each case, other than Parent and its representatives. The term “Acquisition Proposal” as used herein means any offer or proposal for the acquisition of the Company or the Company Business or any portion thereof (other than in the Ordinary Course or with respect to obsolete equipment), whether by way of merger, consolidation or equity exchange or the acquisition of Company Equity, the acquisition of assets or similar transaction.

6.11 Further Assurances; Cooperation. From and after the Closing, the Parties shall take such acts and execute such documents and instruments as may be reasonably required to make effective the transactions contemplated hereby. On or after the Closing Date, the Parties shall, on request, cooperate with one another by furnishing any additional information, executing and delivering any additional documents and instruments, including Contract assignments, and doing any and all such other things as may be reasonably requested by the Parties or their counsel to consummate or otherwise implement the transactions contemplated by this Agreement and to allow Parent to comply with any and all SEC rules and regulations related to the reporting of the transactions contemplated by this Agreement. To assist in the preparation of SEC disclosure related to the transactions contemplated by this Agreement, and in addition to the Company Financial Information provided pursuant to Section 3.9 hereof and the financials to be provided pursuant to Section 7.5(j) hereof, at its own cost, the Company shall provide Parent with any and all spreadsheets, work papers and other relevant documents as well as any auditor consents related to the financials of the Company and the Company Business as may be necessary or desirable for the preparation and filing of complete and accurate disclosures with the SEC.

6.12 Notices of Certain Events.

(a) Each of Parent, Cohen Brothers, the Sellers, the Management Employees and the Company shall, to the extent permitted by applicable Requirements of Law, promptly notify the other of:

(i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(iii) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting the Company or Parent and any of its or their Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of Article 3 or Article 5 of this Agreement (as the case may be) or that relate to the consummation of the transactions contemplated by this Agreement;

(iv) any material inaccuracy of any representation or warranty contained in this Agreement at any time during the term of this Agreement that could reasonably be expected to cause the conditions to closing set forth in Article 7 or Article 8 hereof not to be satisfied in any material respect; and

(v) any failure of a Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder;

provided, however, that the delivery of any notice pursuant to this Section 6.12(a) shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

6.13 Integration; Company Directives. Commencing with the execution hereof and continuing until the Closing, Parent, Cohen Brothers, the Sellers and the Company shall, and shall cause their Affiliates to, use their commercially reasonable best efforts to facilitate the planning for the integration of the Company with the businesses of Cohen Brothers after the Closing. Without limiting the generality of the foregoing: (a) senior officers of Cohen Brothers shall meet on a regular basis (but in no event less than once per week) with senior officers of the Company to review the financial and operational affairs of the Company, in accordance with applicable Requirements of Law; (b) consistent with the performance of their day-to-day operations and the continuous operation of the Company Business in the Ordinary Course, the Company shall cause the senior officers of the Company to use their commercially reasonable best efforts to assist Cohen Brothers in planning for a successful integration after the Closing; (c) prior to Closing, the senior officers of the Company shall use their commercially reasonable best efforts to assist Cohen Brothers in obtaining any permits, designations or licenses, including executing such documents as may be reasonably required in connection therewith; and (d) the Company shall, and shall cause each of its Subsidiaries to, provide Cohen Brothers and its authorized representatives with reasonable access during normal business hours to the facilities of the Company Business, its personnel and representatives, and the books and records of the Company and the Company Business (including any interim financial statements); provided, however, that Cohen Brothers will not give any directives to the Company Business Employees prior to the Closing.

6.14 Appointment of New Parent Director. The Sellers hereby nominate the Seller Nominee to be a director on Parent’s Board of Directors. Biographical information for the Seller Nominee must be provided to Parent’s Board of Directors, along with a completed director and officer questionnaire, in the form provided by Parent, at least ten (10) Business Days prior to the Closing Date, and Parent’s Board of Directors must be given the opportunity to interview the Seller Nominee prior to the Closing Date. In addition, prior to the Closing Date, Parent’s Nominating and Governance Committee shall meet to discuss and approve the Seller Nominee, and Parent’s Board of Directors shall increase its size to accommodate the Seller Nominee (if necessary) and appoint the Seller Nominee to Parent’s Board of Directors, in each case subject to the Closing of the transactions contemplated by this Agreement and effective on the Closing Date or as soon as practical thereafter, but in no event later than December 31, 2010. The Parent’s Board of Directors shall nominate the Seller Nominee for reelection to Parent’s Board of Directors at each annual meeting of the Parent’s stockholders through December 31, 2012. In the event the Seller Nominee, or any replacement nominee designated in accordance with this sentence, is unwilling or unable to be nominated to serve or to serve on the Parent’s Board of Directors at any time prior to the completion of his or her term that will begin with the last annual meeting of the Parent’s stockholders held prior to December 31, 2012, the Sellers’ Representative shall have the right to designate a replacement Seller Nominee to Parent’s Board of Directors.

6.15 Restrictions on and Registration of Parent Common Stock.

(a) On and after the date hereof and prior to the Closing Date, neither the Sellers nor the Company shall enter into any transaction related to or involving the Parent Common Stock.

(b) The Equity Consideration will consist of unregistered equity securities that may not be resold under applicable federal and state securities laws unless exemptions are available for such resale or Parent or Cohen Brothers registers the resale of the securities comprising the Equity Consideration pursuant to a registration statement filed with the SEC. Cohen Brothers is not under any obligation to, and does not plan to, undertake to register the resale of the Cohen Brothers Units with the SEC.

(c) On the Closing Date, the Sellers and the Parent will enter into a registration rights agreement in substantially the same form and format as the Registration Rights Agreement attached hereto as Exhibit B (the “Registration Rights Agreement”).

6.16 Rights of First Refusal. The Company and each Seller hereby waive the rights of first refusal (and related notice and offer provisions) set forth in Sections 4.4 and 9.05 of the Company Operating Agreement.

6.17 Termination of Company Options. Prior to the Closing Date, the Company shall cause each holder of Company Options to either (a) terminate or forfeit his or her Company Options or (b) exercise his or her Company Options. In the event any Company Options are terminated or forfeited, such termination or forfeiture shall be memorialized in a writing signed by the holder of such Company Options and the Company shall provide to Cohen Brothers a copy of such writing as soon as reasonably practicable following execution thereof. In the event a holder of Company Options chooses to exercise such Company Options prior to the Closing Date, the Company shall, as soon as reasonably practicable: (i) provide Cohen Brothers with notice of any such holder’s election to exercise his or her Company Options, (ii) cause the election of such exercise of Company Options to be memorialized in a writing signed by the holder thereof, a copy of which shall be provided to Cohen Brothers as soon as reasonably practicable following execution thereof, and (iii) upon receipt of the payment related to the exercise of the Company Options, cause any such holder who then becomes a member of the Company or increases his interest in the Company, the Sellers and the Company to enter into an amendment to this Agreement pursuant to which (x) such member joins this Agreement as a Management Employee, a Management Seller and a Seller, bound by all terms, conditions, representations, warranties and covenants herein applicable to a Management Employee, a Management Seller or a Seller, (y) the Company updates, in form and substance acceptable to Cohen Brothers, Annex I, Schedule 2.2(b), Schedule 3.18(a), and Schedule 3.18(b); and (z) any additional amendments or additions to this Agreement are included in form and substance acceptable to the parties thereto.

6.18 Departing Member Agreement. Prior to Closing, the Company shall cause the repurchase of the Departing Member Units pursuant to the Departing Member Agreement, which shall contain terms and conditions satisfactory to Cohen Brothers in its sole discretion.

6.19 Voting Agreements. Prior to Closing, Parent shall cause each of Daniel G. Cohen, Christopher Ricciardi and James J. McEntee III to agree to cast all of the votes he is entitled to cast as a shareholder in Parent at Parent’s 2010 annual shareholders meeting in favor of the Cohen & Company Inc. 2010 Long-Term Incentive Plan pursuant to an agreement in substantially the form of Exhibit C hereto (collectively, the “Voting Agreements”).

ARTICLE 7

CONDITIONS PRECEDENT TO OBLIGATIONS OF

PARENT AND COHEN BROTHERS

The obligation of Parent and Cohen Brothers to proceed with the Closing shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions precedent, any of which may be waived in whole or in part by Parent or Cohen Brothers:

7.1 Accuracy of Representations and Warranties and Performance of Obligations. All representations and warranties made by the Company and each Seller in this Agreement shall be true and correct in all material respects, except for those representations and warranties that are qualified as to materiality, which shall be true and correct, on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as of the Closing Date (other than representations or warranties that address matters only as of a certain date, which shall be true and correct as of such certain date), except to the extent of any change expressly consented to in writing by Cohen Brothers. The Company and the Sellers shall have performed or complied in all material respects with all covenants, agreements and conditions contained in this Agreement required to be performed or complied with at or prior to the Closing.

The Company and each Seller shall deliver to Cohen Brothers at the Closing a certificate certifying that the conditions stated in this Section 7.1 as applicable to the Company or such Seller have been fulfilled by the Company or such Seller, as the case may be.

7.2 Consents and Approvals. All filings required to have been made with applicable Governmental Authorities shall have been made and any necessary Consents required from such Governmental Authorities (including FINRA approval of the indirect change in ownership of the Company’s broker-dealer subsidiary, JVB Financial Group LLC) or other third parties shall have been obtained and shall be in full force and effect, except for any failures to make such filings or obtain such Consents and approvals that would not constitute a violation of any Requirement of Law and are waived by Cohen Brothers in writing.

7.3 No Litigation or Contrary Judgment. On the Closing Date, no valid Order, executive order, stay or judgment shall be in effect which prohibits or prevents the consummation of the transactions contemplated by this Agreement.

7.4 No Material Adverse Change. There shall not have occurred after the date hereof any event that has had or would reasonably be expected to have a Material Adverse Effect with respect to the Company or any of its Subsidiaries.

7.5 Deliveries of Company at Closing. At Closing, the Company, the Sellers’ Representative or each Seller, as applicable, shall deliver or cause to be delivered to Cohen Brothers:

(a) certificates representing all the Units, free and clear of all Liens, duly endorsed to Cohen Brothers or in blank accompanied by duly executed stock powers;

(b) the Assignment of Trademarks, duly executed by the Company or other appropriate party;

(c) the written resignation of each member of the board of members and, to the extent requested by Cohen Brothers, each officer of the Company set forth in Schedule 7.5(c);

(d) all required Consents and approvals from Governmental Authorities and third parties;

(e) a certificate of good standing of the Company and each of its Subsidiaries, dated within ten (10) Business Days of the Closing Date, from the jurisdiction of its formation or incorporation;

(f) all unit transfer books, minute books and other corporate records of the Company;

(g) a certificate executed by the Secretary of the Company certifying, as of the Closing Date: (i) to a true, complete and correct copy of the Articles of Organization of the Company, (ii) to a true, compete and correct copy of the Company Operating Agreement, (iii) to a true, complete and correct copy of resolutions of the board of members of the Company, authorizing and approving the transactions contemplated hereby, and (z) the incumbency of the Company’s authorized officers;

(h) the certificates required to be delivered pursuant to Section 7.1;

(i) an affidavit from each Seller, in customary form, confirming that such Seller is not a “foreign person” under Section 1445 of the Code;

(j) an audited consolidated balance sheet of the Company and the related statements of income and cash flows of the Company for the last two (2) fiscal years and the unaudited consolidated balance sheet of the Company and the related statements of income and cash flows of the Company for any applicable interim periods as of the Closing Date; and

(k) such other customary documents, instruments or certificates as shall be reasonably requested by Cohen Brothers and as shall be consistent with the terms of this Agreement.

7.6 Delivery of Agreements with Certain Management Employees. Upon the execution of this Agreement, the Management Employees shall have entered into the Management Employment Agreements with the Company and Cohen Brothers, which will be effective immediately following Closing.

7.7 Delivery of Employment Agreements. Upon the execution of this Agreement, the Key Employees shall have entered into employment agreements with the Company (the “Employment Agreements”), which will be effective immediately following Closing.

7.8 Termination of Company Options. The Company shall have terminated all Company Options either through termination or forfeiture of Company Options memorialized in a writing signed by the holder thereof (a copy of which shall have been provided to Cohen Brothers), or by the exercise of such Company Options by the holder thereof and compliance with Section 6.17.

7.9 Repurchase of the Departing Member Units. The Company shall have repurchased the Departing Member Units in compliance with Section 6.18 and shall have provided Cohen Brothers with any and all documentation related thereto.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS AND THE COMPANY

The obligation of the Company and the Sellers to proceed with the Closing shall be subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions precedent, any of which may be waived in whole or in part by the Sellers’ Representative:

8.1 Accuracy of Representations and Warranties of Parent and Cohen Brothers and Performance of Obligations. All representations and warranties made by Parent and Cohen Brothers in this Agreement shall be true and correct in all material respects, except for those representations and warranties that are qualified as to materiality, which shall be true and correct, on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as of the Closing Date (other than representations or warranties that address matters only as of a certain date, which shall be true and correct in all material respects as of such certain date), except to the extent of any change expressly consented to in writing by the Sellers’ Representative. Parent and Cohen Brothers shall have performed or complied in all material respects with all covenants, agreements and conditions contained in this Agreement required to be performed or complied with (or caused to be performed or complied with) at or prior to the Closing. Parent shall deliver to the Sellers’ Representative at the Closing a certificate of an officer of Parent certifying that the conditions stated in this Section 8.1 have been fulfilled by Parent and/or Cohen Brothers, as the case may be.

8.2 Consents and Approvals. All filings required to have been made with applicable Governmental Authorities shall have been made and any necessary Consents required from such Governmental Authorities or other third parties shall have been obtained and shall be in full force and effect, except for any failure to make such filings or obtain such Consents and approvals that would not constitute a violation of any Requirement of Law and are waived by the Sellers’ Representative in writing.

8.3 No Litigation or Contrary Judgment. On the Closing Date, no valid Order, executive order, stay or judgment shall be in effect which prohibits or prevents the consummation of the transactions contemplated by this Agreement.

8.4 No Material Adverse Change. There shall not have occurred after the date hereof any event that has had or would reasonably be expected to have a Material Adverse Effect with respect to Parent or any of its Subsidiaries.

8.5 Deliveries of Cohen Brothers at Closing. At Closing, Parent or Cohen Brothers, as applicable, shall deliver, or cause to be delivered, to the Sellers individually or the Sellers’ Representative (on behalf of himself and the other Sellers), or the Escrow Agent, as applicable:

(a) to the Sellers individually, that portion of the Total Consideration described in Section 2.2;

(b) to the Escrow Agent, the Escrow Amount;

(c) the certificate required to be delivered pursuant to Section 8.1;

(d) all required Consents and approvals from Governmental Authorities and third parties;

(e) a certificate of good standing of Parent, dated within ten (10) Business Days of the Closing Date, from the State of Maryland Department of Assessments and Taxation;

(f) a certificate of good standing of Cohen Brothers, dated within ten (10) Business Days of the Closing Date, from the Secretary of State for the State of Delaware;

(g) a certificate executed by the Secretary of Parent certifying, as of the Closing Date: (i) to a true, complete and correct copy of Parent’s Certificate of Incorporation and Bylaws, Cohen Brothers’ Certificate of Formation and the Cohen Brothers Operating

Agreement, (ii) to a true, complete and correct copy of the resolutions of the Board of Directors of Parent and Board of Managers of Cohen Brothers authorizing the execution, delivery and performance by Parent and Cohen Brothers of this Agreement and the consummation of the transactions contemplated hereunder, including the appointment of the Seller Nominee to the Board of Directors in accordance with Section 6.16 and (z) the incumbency of the Parent’s and Cohen Brothers’ authorized officers;

(h) a copy of each of the Voting Agreements; and

(i) such other customary documents, instruments or certificates as shall be reasonably requested by the Sellers’ Representative and as shall be consistent with the terms of this Agreement.

ARTICLE 9

INDEMNIFICATION

9.1 Survival of Representations, Warranties, Covenants and Agreements.

(a) Survival of Representations and Warranties. All of the representations and warranties made by any Party in this Agreement, the Schedules or any certificates or documents delivered hereunder shall survive the Closing Date and consummation of the transactions contemplated hereby and will continue for a period of two (2) years following the Closing Date, at which time they shall expire; provided, however, that such expiration shall have no effect on any notice of claim made prior to such expiration with respect to any breach of such representation or warranty occurring prior to such expiration and set out in such notice of claim; and provided, further, that the representations and warranties of Parent, Cohen Brothers, the Sellers and the Company, as applicable, contained in (i) Section 3.1 (Organization and Good Standing; Subsidiaries), Section 3.3 (Authorization; Binding Obligations), Section 3.18 (Company Capitalization), Section 3.21 (Brokers), Section 4.1 (Organization and Good Standing), Section 4.2 (Ownership), Section 4.3 (Authorization; Binding Obligations), Section 4.5 (Brokers), Section 5.1 (Organization and Good Standing; Subsidiaries), Section 5.2 (Capitalization; Equity Consideration); Section 5.3 (Authorization; Binding Obligations) and Section 5.13 (Brokers) shall survive the Closing Date indefinitely and not terminate, and (ii) Section 3.17 (Taxes) and Section 5.12 (Taxes) shall survive the Closing Date until sixty (60) days after the expiration of the applicable statute of limitation, including any suspensions, tollings or extensions thereof. No Indemnified Party shall be entitled to indemnification for breach of any such surviving representation and warranty unless a notice of claim of such breach has been given to the Indemnifying Party within the period of survival of such representation and warranty as set forth herein.

(b) Survival of Covenants and Agreements. The covenants and agreements in this Article 9 shall survive the Closing and remain in full force and effect for such period as is necessary to resolve any claim made in accordance with this Article 9 with respect to any representation, warranty, covenant or agreement contained herein during the survival period thereof, and the covenants and agreements set forth elsewhere in this Agreement shall survive the Closing for (i) the time period(s) set forth with respect to such covenant or agreement or (ii) if no time period is specified, without any contractual limitation on the survival period.

9.2 Indemnification by the Sellers.

(a) Indemnification by Management Sellers. Subject to the terms and conditions of this Article 9, including the limitations with respect to amounts and sources of funds set forth in Section 9.6 below, among others, from and after Closing, the Management Sellers shall jointly and severally indemnify and hold harmless Parent and its Affiliates (including, from and after the Closing, the Company and its Affiliates) and the shareholders, members, directors, officers, partners, managers, employees, successors, assigns, representatives and agents of each of them in their capacities as such (collectively, the “Parent Indemnified Persons” and each a “Parent Indemnified Person”), from and against, and none of the Management Sellers shall have, and each shall be deemed to waive, any claim for contribution or indemnity against any such Parent Indemnified Person with respect to, any and all claims, losses, monetary damages, Liabilities, fines, fees, penalties, expenses or costs (collectively, “Losses”), plus reasonable attorneys’ fees and expenses, including court costs and expert witness fees and costs, incurred in connection with Losses (in all, “Indemnified Losses”), incurred or to be incurred by any of them resulting from or arising out of: (i) the breach of any representation or warranty made by the Company or the Management Employees in Article 3 hereof or the breach of any agreement, covenant or other obligation of the Company, the Management Sellers or the Management Employees made or incurred under or pursuant to this Agreement or the Related Agreements delivered pursuant hereto or in connection with the Closing; (for the avoidance of doubt, no breach of the representations and warranties set forth in Section 3.17(b) shall be deemed to have occurred to the extent that unpaid Taxes in excess of the amount of Tax liability set forth on the Reference Balance Sheet are reflected as a liability on the Final Closing Date Balance Sheet, and subsection (c) below shall be applicable to any and all claims of breach under Section 3.17(b)); and (ii) transaction costs and expenses incurred prior to Closing by the Company on behalf of the Company in connection with this Agreement and the transactions contemplated hereby, including without limitation, fees and expenses relating to any investment banker, broker, lawyer or accountant.

(b) Indemnification by Each Seller. Subject to the terms and conditions of this Article 9, including the limitations with respect to amounts and sources of funds set forth in Section 9.6 below, among others, from and after Closing, each Seller shall, severally and not jointly, indemnify and hold harmless the Parent Indemnified Persons from and against, and no Seller shall have, and each shall be deemed to waive, any claim for contribution or indemnity against any such Parent Indemnified Person with respect to, any and all Indemnified Losses incurred or to be incurred by any of them resulting from or arising out of (a) the breach of any representation or warranty made by such Seller in Article 4 hereof or the breach of any agreement, covenant or other obligation of such Seller made or incurred under or pursuant to this Agreement or the Related Agreements delivered pursuant hereto or in connection with the Closing; and (b) all Taxes of such Seller.

(c) Tax Indemnity by Sellers. Subject to the terms and conditions of this Article 9, including the limitations set forth in Section 9.6 below and excluding any Liabilities for Taxes that were taken into account in the determination of the Final Tangible Net Worth, from and after Closing, the Sellers shall jointly and severally indemnify and hold harmless the Parent Indemnified Persons from and against, and the Sellers shall not have, and each shall be deemed to waive, any claim for contribution or indemnity against any such Parent Indemnified

Person with respect to, any and all Indemnified Losses for or with respect to (i) all Taxes (or the non-payment thereof) of the Company for all Pre-Closing Periods, (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any of its predecessors) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation § 1.1502-6 or any analogous or similar state, local or foreign law or regulation, (iii) any and all Taxes of any person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing, and (iv) any taxable period resulting from the failure of any of the representations or warranties contained in Section 3.17 hereof to be true and correct in all respects (provided, however, that in the case of any such representation or warranty that is limited by “in all material respects,” “in any material respect,” “material,” “materially,” “Material Adverse Effect” or any similar term or limitation, the existence or occurrence of a breach and the amount of Losses shall be determined as if such “in all material respects,” “in any material respect,” “material,” “materially,” “Material Adverse Effect” or similar term or limitation were not included therein) or the failure of the Sellers or Sellers’ Representative to perform any covenant contained in this Agreement with respect to Taxes. This Section 9.2(c) and not Section 9.2(a) shall apply with respect to indemnification rights and obligations with respect to Taxes (including with respect to any breaches of the representations and warranties set forth in Section 3.17).

9.3 Indemnification by Parent and Cohen Brothers. Subject to the terms and conditions of this Article 9, including the limitations set forth in Section 9.6 below, from and after Closing, Parent and Cohen Brothers shall jointly and severally indemnify and hold harmless the Sellers and the Affiliates, shareholders, members, directors, officers, partners, managers, employees, successors, assigns, representatives, heirs and agents of each of them in their capacities as such (the “Seller Indemnified Persons”) from and against, and neither Parent nor Cohen Brothers shall have, and each shall be deemed to waive, any claim for contribution or indemnity against any such Seller Indemnified Person with respect to, any and all Indemnified Losses incurred or to be incurred by any of them, resulting from or arising out of the breach of any agreement, covenant, representation, warranty, or other obligation of Parent or Cohen Brothers made or incurred under or pursuant to this Agreement or the Related Agreements delivered pursuant hereto or in connection with the Closing.

9.4 Notice of Claim. In the event that any Party seeks indemnification pursuant to the provisions of this Agreement, such Party seeking indemnification (the “Indemnified Party”) shall give reasonably prompt written notice to the indemnifying Party (the “Indemnifying Party”) specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted; provided, however, that the right of a Person to be indemnified hereunder shall not be adversely affected by a failure to give such notice unless, and then only to the extent that, an Indemnifying Party is actually irrevocably and materially prejudiced thereby. Subject to the terms hereof, the Indemnifying Party shall pay the amount of any valid claim not more than twenty (20) days after the Indemnified Party provides notice to the Indemnifying Party of such amount.

9.5 Right to Contest Claims of Third Persons. If an Indemnified Party is entitled to indemnification hereunder (notwithstanding the limitations contained in Section 9.6 hereof) because of a claim (including notice of any tax audit, examination or other similar inquiry)

asserted by any claimant (other than an indemnified person hereunder) (“Third Person”), the Indemnified Party shall give the Indemnifying Party reasonably prompt notice thereof after such assertion is actually known to the Indemnified Party; provided, however, that the right of a Person to be indemnified hereunder in respect of claims made by a Third Person shall not be adversely affected by a failure to give such notice unless, and then only to the extent that, an Indemnifying Party is actually irrevocably and materially prejudiced thereby. The Indemnifying Party shall have the right, upon written notice to the Indemnified Party, and using counsel reasonably satisfactory to the Indemnified Party, to control any such matter, including the right to investigate, contest or settle the claim alleged by such Third Person (a “Third Person Claim”); provided that the Indemnifying Party has unconditionally acknowledged in writing to the Indemnified Party its obligation, subject to any and all limitations contained in this Article 9, to indemnify the Indemnified Party with respect to such Third Person Claim and to discharge (and does in fact so discharge) any cost or expense arising out of such investigation, contest or settlement; and provided, further, that no Third Person Claim may be settled by the Indemnifying Party without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld, conditioned or delayed. The Indemnified Party may thereafter participate in (but not control) the defense of any Third Person Claim with its own counsel at its own expense, unless separate representation is necessary to avoid a conflict of interest, in which case such representation shall be at the expense of the Indemnifying Party. Unless and until the Indemnifying Party so acknowledges its obligation to indemnify, or if, in the reasonable judgment of the Indemnified Party, the Indemnifying Party is not diligently pursuing the defense of the Third Party Claim, then the Indemnified Party shall have the right, at its option, to assume and control the defense of the matter and to look to the Indemnifying Party for the full amount of the reasonable costs of investigation and defense. If the Indemnifying Party thereafter seeks to question the manner in which the Indemnified Party defended such Third Person Claim or the amount or nature of any settlement of such Third Person Claim, the Indemnifying Party shall have the burden to prove by clear and convincing evidence that the conduct of the Indemnified Party in the defense and/or settlement of such Third Person Claim constituted gross negligence or willful misconduct. The Parties shall make available to each other all relevant information in their possession relating to any such Third Person Claim and shall cooperate in the defense thereof. Notwithstanding the foregoing, Parent or Cohen Brothers shall have the right to represent the interests of the Company in any Third Person Claim for Taxes with respect to a Straddle Period; provided, however, that the Sellers’ Representative shall be entitled to participate in (but not control) the defense of such claim at the Sellers’ expense; and provided, further, that neither Parent nor Cohen Brother shall settle or compromise any such Third Person Claim for Taxes without the consent of the Sellers’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed) if such settlement or compromise could reasonably be expected to result in any Indemnified Loss for which the Sellers would have an indemnification obligation under this Agreement.

9.6 Limitations on Indemnity.

(a) In no event shall any Indemnifying Party be liable to or be required to indemnify any Indemnified Party for a claim made with respect to the alleged breach of any representation, warranty, covenant or agreement after the expiration of the applicable survival period of such representation, warranty, covenant or agreement.

(b) In no event shall any Seller have any obligation to indemnify the Parent Indemnified Persons in respect of Indemnified Losses in excess of his, her or its pro rata portion of the Total Consideration, as it may be adjusted in accordance with Section 2.4.

(c) Notwithstanding anything in this Article 9 to the contrary, no Indemnified Party shall be entitled to indemnification from any Indemnifying Party until such time as the cumulative, aggregate amount of Indemnified Losses suffered by the Parent Indemnified Persons or the Seller Indemnified Persons exceeds $200,000 (the “Deductible”), after which time the Indemnified Persons shall be entitled to indemnification for the full amount of Indemnified Losses in excess of the Deductible; provided, however, that the Deductible shall not apply to any claims based on or arising out a breach of Sections 3.1, 3.3, 3.4, 3.17, 3.18, 4.1 through 4.5, 5.1, 5.2, 5.3, 5.5 or 5.12 or the fraud, intentional misconduct or gross negligence of the Indemnifying Party or Indemnifying Parties.

(d) Except for the representations and warranties contained in this Agreement, as the same may be qualified by the applicable Schedules and any amendments or supplements thereto, no Party makes any other express or implied representation or warranty to the others, and the Parties acknowledge that, in entering into this Agreement, they have not relied on any representations or warranties of any Party other than the representations and warranties set forth in this Agreement, as the same may be qualified by the applicable Schedules and any amendments or supplements thereto.

9.7 Characterization of Indemnity Payments. Any indemnification payments made pursuant to this Agreement shall be considered, to the extent permissible under Requirements of Law, as adjustments to the Total Consideration for all Tax purposes.

9.8 Management Employee Liability and Guarantee. Each Management Employee is primarily liable for, and hereby guarantees the performance of, the obligations of any Management Seller of which such Management Employee is the grantee, trustee or beneficiary, including the payment of any amount payable under this Article 9 by any applicable Management Seller.

ARTICLE 10

TERMINATION

10.1 Methods of Termination. This Agreement may be terminated at any time:

(a) by mutual written consent of Cohen Brothers and Sellers holding a majority in interest of the Company;

(b) by (i) Cohen Brothers or (ii) Sellers holding a majority in interest of the Company, if the Closing has not occurred on or before October 31, 2010 (the “Termination Date”); provided that if any Party has breached or defaulted with respect to its obligations under this Agreement on or before such date, such Party may not terminate this Agreement pursuant to this Section 10.1(b), and each other Party to this Agreement may at its option enforce its rights against such breaching or defaulting Party and seek any remedies against such Party, in either case as provided hereunder or under applicable Requirements of Law;

(c) by Cohen Brothers, prior to the Termination Date, if (i) any of the conditions specified in Article 7 hereof becomes incapable of being satisfied or (ii) if after notice and twenty (20) days’ opportunity to cure, the Company or any Seller is otherwise in material default under this Agreement or if such material default is incapable of being cured; provided that the right to terminate this Agreement under this Section 10.1(c) shall not be available to Cohen Brothers if the nonfulfillment of the conditions set forth in Article 7 results from the breach by Parent or Cohen Brothers of any of its representations, warranties, covenants or obligations contained herein;

(d) by Sellers holding a majority in interest of the Company, prior to the Termination Date, if (i) any of the conditions specified in Article 8 hereof becomes incapable of being satisfied or (ii) if, after notice and twenty (20) days’ opportunity to cure, Parent or Cohen Brothers is otherwise in material default under this Agreement or if such material default is incapable of being cured; provided that the right to terminate this Agreement under this Section 10.1(d) shall not be available to the Sellers if the nonfulfillment of the conditions set forth in Article 8 results from the breach by the Company or any Seller of any of its representations, warranties, covenants or obligations contained herein.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and there shall be no Liability of any Party hereto except (a) as set forth in Section 6.1 and this Section 10.3, and (b) that nothing herein shall relieve any Party hereto from Liability for any breach of this Agreement and all rights and remedies arising as a result of such breach shall remain available to any non-breaching Party. The provisions of this Section 10.3 shall survive any termination of this Agreement.

ARTICLE 11

MISCELLANEOUS PROVISIONS

11.1 Notice. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) by fax when receipt is confirmed, (c) by electronic mail message to a valid Email address as set forth below on the date of transmission, (d) on the next Business Day when sent by overnight courier, or (e) on the second succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested), to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Parent: Cohen & Company Inc. 135 E 57th St, 21st Floor New York, NY 10022

Telephone: Fax: Attention: Email:	(215) 701-9555 (215) 701-8280 Chief Financial Officer jpooler@cohenandcompany.com

Or Cohen Brothers, LLC:

Cohen Brothers, LLC

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104-2870

Telephone: Fax: Attention: Email:	(215) 701-9555 (215) 701-8280 Chief Financial Officer jpooler@cohenandcompany.com

With copies to:

Duane Morris LLP

30 South 17th Street

Philadelphia, PA 19103

Telephone: (215) 979-1206

Fax: (215) 405-2906

Attention: Darrick M. Mix

Email: dmix@duanemorris.com

If to the Sellers:

Neil S. Subin

8 Palm Court

Sewalls Point, FL 34996

Telephone: (772) 223-0808

Fax: (954) 697-4687

Email: nsubin@trendexcapital.com

With a copy to:

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

Telephone: (713) 220-4371

Fax: (713) 238-7124

Attn: Philip H. Peacock

Email: ppeacock@andrewskurth.com

11.2 Entire Agreement. This Agreement, the Related Agreements and the Schedules, Annexes and Exhibits hereto and thereto embody the entire agreement and understanding of the Parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings relative to such subject matter.

11.3 Amendment and Modification. This Agreement shall be amended, modified or supplemented only by a written agreement executed by the Parties hereto.

11.4 Assignment; Binding Agreement. This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Parties hereto and their successors, and permitted assigns. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred, delegated, or assigned (by operation of law or otherwise) by any Party hereto without the prior written consent of the other Parties, except that each of Parent and Cohen Brothers shall have the right to transfer and assign any or all of its rights and obligations hereunder to any of its Subsidiaries, provided that, in the event of any such assignment, Parent shall remain liable in full for the performance of the obligations hereunder of Parent and its assignee.

11.5 Waiver of Compliance; Consents. Any failure of any Seller or (prior to the Closing) the Company, on the one hand, or Parent or Cohen Brothers, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Cohen Brothers, on the one hand, or the Sellers, on the other hand, only by a written instrument signed by the Party or Parties granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any Party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 11.5.

11.6 Expenses. Except as otherwise provided for herein, (a) all costs and expenses incurred by Parent and its Subsidiaries in connection with this Agreement and the transactions contemplated hereby shall be paid by Cohen Brothers and (b) all costs and expenses incurred by any Seller or the Company in connection with this Agreement and the transactions contemplated hereby shall be paid by the Sellers.

11.7 Counterparts. This Agreement may be executed in multiple counterparts, and on separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Any party hereto may execute this Agreement by electronic signature (including facsimile or portable document format), and the other parties hereto will be entitled to rely on such signature as conclusive evidence that this Agreement has been duly executed by such party.

11.8 Severability. Subject to the provisions set forth in Section 6.3(a) regarding judicial modification of the covenant not to compete, if any other provision of this Agreement shall be determined to be contrary to law and unenforceable by any court of law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

11.9 Governing Law. This Agreement shall in all respects be construed in accordance with and governed by the substantive laws of the State of New York.

11.10 No Third Party Beneficiaries or Other Rights. Nothing contained herein, including, without limitation, the provisions of Section 6.5 regarding Company Business Employees, shall grant to or create in any Person not a Party hereto, or any such Person’s dependents, heirs, successors or assigns, any right to any benefits hereunder, and no such Person shall be entitled to sue any Party to this Agreement with respect thereto. The representations and warranties contained in this Agreement are made for purposes of this Agreement only and shall not be construed to confer any additional rights on the Parties under applicable state and federal securities laws.

11.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS SECTION 11.11.

11.12 Schedules. The Schedules shall be arranged in separate parts corresponding to the numbered and lettered sections, and the disclosure of any fact or item in any section or part of the Schedules shall, should the existence of such fact or item be relevant to any other section or part, be deemed to be disclosed with respect to that other section or part to the extent that such disclosure is made in a manner that makes its relevance to the other section or part reasonably apparent. The inclusion of an item in the Schedules as an exception to a representation or warranty shall not be deemed an admission by the disclosing Party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.

11.13 Headings; Interpretation. The article and section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. Each reference in this Agreement to an Article, Section, Schedule, Annex or Exhibit, unless otherwise indicated, shall mean an Article or a Section of this Agreement or a Schedule, Annex or Exhibit attached to this Agreement, respectively. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “include,” “includes,” “including,” and derivative or similar words shall be construed to be followed by the phrase “without limitation”; and (v) references herein to “days” are to consecutive calendar days unless Business Days are specified. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP. The Parties have participated substantially in the negotiation and drafting of this Agreement and agree that no ambiguity herein should be construed against the draftsman.

11.14 Appointment of Sellers’ Representative. Each Seller hereby constitutes and appoints the Sellers’ Representative as his, her or its true and lawful attorney-in-fact to act for and on behalf of such Seller: (a) in all matters expressly identified in this Agreement as being the right, responsibility or obligation of Sellers’ Representative, (b) to execute and deliver, on behalf of all Sellers, the Escrow Agreement and any and all waivers under and amendments thereto, including any certificates, written instructions to the Escrow Agent and any other documents that Sellers’ Representative deems necessary or appropriate in connection with the consummation of the Escrow Agreement; and (c) to direct the release from the Escrow Fund or otherwise for the payment of expenses of Sellers related thereto, and apply such funds in payment for such expenses. Each such Seller agrees to be fully bound by the acts, decisions, consents, instructions and agreements of Sellers’ Representative taken and done pursuant to the authority herein granted, and each Seller hereby confirms that (i) Sellers’ Representative shall do or cause to be done by virtue of his appointment as Sellers’ Representative of Sellers all such things and (ii) Parent, Cohen and the Escrow Agent may rely on such acts, decisions, consents, instructions and agreements of Sellers’ Representative. The Sellers agree that the Sellers’ Representative will not be liable to the Sellers for act done or omitted under this Agreement or the Escrow Agreement as Sellers’ Representative while acting in good faith, and any act taken or omitted to be taken on the advice of counsel will be conclusive evidence of such good faith. Sellers’ Representative, or any successor hereafter appointed, may resign and shall be discharged of his duties hereunder upon the appointment of a successor Sellers’ Representative, as hereinafter provided. In case of such resignation, or in the event of the death or inability to act of the then-acting Sellers’ Representative, a successor shall be named from among Sellers by Sellers holding a majority of the Company Equity immediately prior to Closing. Each such successor Sellers’ Representative shall have all the power, authority, rights and privileges hereby conferred upon the original Sellers’ Representative, and the term “Sellers’ Representative” as used herein shall be deemed to include such successor Sellers’ Representative. The appointment of Sellers’ Representative shall be deemed coupled with an interest and shall be irrevocable, and Parent, Cohen and any other person (including the Escrow Agent) may conclusively and absolutely rely, without inquiry, upon any action of Sellers’ Representative in all matters identified herein. All notices required to be made or delivered by Parent or Cohen to Sellers shall be made to Sellers’ Representative for the benefit of Sellers and shall discharge in full all notice requirements of Parent or Cohen to Sellers with respect thereto. Parent or Cohen may conclusively rely upon, without independent verification or investigation, all decisions made by Sellers’ Representative in connection with this Agreement and the Escrow Agreement, to the extent Sellers’ Representative’s authority with respect thereto is specifically set forth in this Agreement, as being the decisions of Sellers with respect thereto. The Sellers’ Representative hereby accepts appointment as the “Sellers’ Representative” under this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed as of the date first above written.

PARENT	COHEN & COMPANY INC.

	By:	/s/ JOSEPH W. POOLER, JR
	Name:	Joseph W. Pooler, Jr.
	Title:	Chief Financial Officer

COHEN BROTHERS	COHEN BROTHERS, LLC

	By:	/s/ JOSEPH W. POOLER, JR
	Name:	Joseph W. Pooler, Jr.
	Title:	Chief Financial Officer

COMPANY	JVB FINANCIAL HOLDINGS, L.L.C.

	By:	/s/ VINCENT W. BUTKEVITS III
	Name:	Vincent W. Butkevits
	Title:	President

SELLER AND MANAGEMENT EMPLOYEE	VINCENT W. BUTKEVITS III

/s/ VINCENT W. BUTKEVITS III

[Signature Page to Purchase Agreement]

SELLER AND MANAGEMENT EMPLOYEE	JAMES K. FERRY

/s/ JAMES K. FERRY

SELLER	WENDY J. SADUSKY

/s/ WENDY J. SADUSKI

SELLER	MICHAEL FERAN

/s/ MICHAEL FERAN

SELLER	JPMORGAN CHASE BANK NA A/C/F NEIL SUBIN IRA ROLLOVER

/s/ NEIL SUBIN
Neil Subin, as Owner

[Signature Page to Purchase Agreement]

SELLER	NTC & CO FBO JOANN LUKAS IRA

/s/ JOANN LUKAS
JoAnn Lukas, Owner

/s/ SUSAN BAKER Supervisor
NTC & Co., Custodian

MANAGEMENT EMPLOYEE	JOANN LUKAS

/s/ JOANN LUKAS

SELLER AND MANAGEMENT EMPLOYEE	DANIEL DIGENNARO

/s/ DANIEL DIGENNARO

SELLER	NTC & CO FBO DANIEL WEAVER IRA

/s/ DANIEL WEAVER
Daniel Weaver, Owner

/s/ SUSAN BAKER Supervisor
NTC & Co., Custodian

MANAGEMENT EMPLOYEE	DANIEL WEAVER

/s/ DANIEL WEAVER

[Signature Page to Purchase Agreement]

SELLER	NTC & CO FBO MICHAEL JACOBS IRA

/s/ MICHAEL JACOBS
Michael Jacobs, Owner

/s/ SUSAN BAKER Supervisor
NTC & Co., Custodian

MANAGEMENT EMPLOYEE	MICHAEL JACOBS

/s/ MICHAEL JACOBS

SELLER	ENTRUST ADMINISTRATION SERVICES INC FBO STEPHAN BURKLIN IRA

	By:	/s/ RANDALL B. SMITH II
	Name:	Randall B. Smith II
	Title:	Alt. Corporate Signer

MANAGEMENT EMPLOYEE	STEPHAN BURKLIN

/s/ STEPHAN BURKLIN

[Signature Page to Purchase Agreement]